G R U P P O · M E D I A S E T

MEDIASET

082-04575

RECEIVED
2009 SEP -2 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12g3-2(b)

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

09046867

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 31th August 2009

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of August.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

9/3

12g3-2(b)

GRUPPO MEDIASET

PRESS RELEASE

MEDIASET S.P.A.: HALF-YEAR FINANCIAL REPORT

Mediaset S.p.A. would like to inform you that the Half-Year Financial Report was published today. The Report is available for consultation at the registered office of the company, on the corporate website at www.mediaset.it/investor/documenti/2009/bilanci_en.shtml and on the website of Borsa Italiana S.p.A.

Cologno Monzese, August 6th, 2009

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
www.mediaset.it/investor

12g3-2(b)

MEDIASET



GRUPPO MEDIASET

Half-Year Report
as at 30 June 2009

12g3-2(b)

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies of Milan: 09032310154

Internet Site: www.mediaset.it

CONTENTS

CORPORATE BOARDS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Mauro Crippa
		Bruno Ermolli
		Luigi Fausti
		Marco Giordani
		Alfredo Messina
		Gina Nieri
		Niccolò Querci
		Carlo Secchi
		Attilio Ventura
Executive Committee		Fedele Confalonieri
		Pier Silvio Berlusconi
		Giuliano Adreani
		Gina Nieri
Internal Control Committee		Carlo Secchi (*Chairman*)
		Alfredo Messina
		Attilio Ventura
Remuneration Committee		Bruno Ermolli (*Chairman*)
		Paolo Andrea Colombo
		Attilio Ventura
Governance Committee		Attilio Ventura (*Chairman*)
		Paolo Andrea Colombo
		Carlo Secchi
Board of Statutory Auditors	**Chairman**	Alberto Giussani
	Acting Auditors	Francesco Vittadini
		Silvio Bianchi Martini
	Substitute Auditors	Mario D'Onofrio
		Antonio Marchesi
Independent Auditors		Reconta Ernst & Young S.p.A.

Mediaset Group: Financial Highlights

Main Income Statement Data

Year 2008 mio €	Year 2008 %		Ist Half 2009 mio €	Ist Half 2009 %	Ist Half 2008 mio €	Ist Half 2008 %
4,251.8	100%	Total net Revenues	1,951.7	100%	2,247.3	100%
3,271.0	76.9%	Italy	1,631.6	83.6%	1,684.8	75.0%
981.9	23.1%	Spain	320.8	16.4%	563.0	25.1%
984.6	100%	Operating Profit	374.4	100%	644.9	100%
597.7	60.7%	Italy	280.5	74.9%	357.7	55.5%
386.9	39.3%	Spain	93.9	25.1%	287.2	44.5%
984.6	23.2%	Group Operating Profit (EBIT)	374.4	19.2%	644.9	28.7%
693.0	16.3%	Profit before Tax and Minority Interest	316.5	16.2%	585.1	26.0%
459.0	10.8%	Group Net Profit	180.8	9.3%	350.0	15.6%

Main Balance Sheet and Financial Data

31st December 2008 mio €		30th June 2009 mio €	30th June 2008 mio €
4,127.5	Net Invested Capital	4,198.5	4,127.5
2,755.8	Total Net Shareholders' Equity	2,437.5	2,755.8
2,482.4	Net Group shareholders' Equity	2,233.3	2,482.4
273.4	Minorities Shareholders' Equity	204.2	273.4
(1,371.7)	Net Financial Position	(1,761.0)	(1,371.7)
1,865.0	Operating Cash Flow	804.0	969.6
(1,122.6)	Investiments	(478.3)	(973.7)
(488.7)	Dividens paid by the Parent Company	(431.9)	(488.7)
(155.9)	Dividens paid by Subsidiares	(102.7)	(155.8)

Personnel

Year 2008	Year 2008 %		Ist Half 2009	Ist Half 2009 %	Ist Half 2008	Ist Half 2008 %
6,375	100.0%	Mediaset Group Personnel (headcount)	5,896	100.0%	6,239	100.0%
5,212	81.8%	Italy	4,752	80.6%	5,053	81.0%
1,163	18.2%	Spain	1,144	19.4%	1,186	19.0%
6,305	100.0%	Mediaset Group Personnel (average)	6,322	100.0%	6,284	100.0%
5,122	81.2%	Italy	5,170	81.8%	5,093	81.0%
1,183	18.8%	Spain	1,152	18.2%	1,191	19.0%

Main Indicators

Year 2008		Ist Half 2009	Ist Half 2008
23.2%	Operating Profit/Net Revenues	19.2%	28.7%
18.3%	Italy	17.2%	21.2%
39.4%	Spain	29.3%	51.0%
23.2%	EBIT/Net Revenues	19.2%	28.7%
16.3%	Pre-Tax and Minority Interest/Net Revenues	16.2%	26.0%
10.8%	Net Profit/Net Revenues	9.3%	15.6%
0.40	Consolidated Net Profit per Share (EUR)	0.16	0.31
0.38	Dividend per Share (EUR)	0.16	0.31

(1) Revenues and Costs of the first six months of 2008 relative to assets transferred as of 30 June 2009, re-classified separately in *Net result from discontinued operations* for comparison purposes with 2009, pursuant to IFRS 5.

INTRODUCTION

This Half Year Report includes the *Half Year Report on Operations*, the *Group's consolidated summary financial statements* and the *Statement envisaged by Art. 154-bis of Italian Law Decree 58/98.*

The consolidated half-year financial statement has been prepared pursuant to the International Accounting Principles (IAS/IFRS) applicable pursuant to EC Regulation No. 1606/2002 of the European Parliament and Council of 19 July 2002 and, specifically, IAS 34 – *Interim Financial Statements*, as well as the provisions established for the application of Art. 9 of Italian Law Decree n.38/2005.

The structure and content of the re-classified Group's consolidated accounting tables and the mandatory accounting tables included in this Half-Year Report are in line with those established for the drafting of the Annual Report and they also take into account the changes adopted starting from 1 January 2009 following to the enforcement of the revised *IAS 1 - Preparation of Financial Statements* – as subsequently specified in the relevant Explanatory Notes under section *Accounting principles, amendments and interpretations applied from 1 January 2009.*

The Explanatory Notes were drafted in compliance with the minimum requirements provided for in *IAS 34 – Interim Financial Statements,* taking also the provisions set out in Consob Resolution No. 6064293 of 28 July 2006 into account. The information included in this Half-Year Report is therefore not comparable with that provided in the annual financial statements drafted pursuant to IAS 1.

It should be noted that following to the completion of the corporate transaction relative to the partnership agreement in the multiplex sector entered into by RTI S.p.A and 21Partners, private equity fund, on 30 June 2009, the Group's equity interest in Medusa Multicinema S.p.A and Medusa Cinema S.p.A. decreased from 100% to 49%. As a result, with the same effective date, the latter companies were also excluded from the consolidation area and the relevant already submitted consolidated interim financial statements and reports (including those relative to 2008 submitted for comparison purposes) were subject to re-classification consistently with the provisions set out in IFRS 5 – *Discontinued operations* – by separately recognising the relevant contribution to the consolidated results and the effects resulting therefrom.

REPORT ON OPERATIONS AS AT 30 JUNE 2009

Summary of the Group's results

Also in the second half of 2009 the Group results continued to be impacted by decreased advertising sales that followed the tough recession that hit the world economy in the last part of 2008. In particular, advertising sales plummeted in Spain, one of the countries mostly hit by the crisis and where competition among television operators is increasingly becoming aggressive. In this context, the Group made concerted efforts in order to protect its market share and consolidate its audience leadership in the main time window for all target groups. The stringent cost control policy implemented and the considerable improved operating performance in pay TV activities also contributed to mitigating, especially in Italy, the negative impact on economic margins resulting from lower advertising sales.

Here follows a summary of the main results achieved by the Mediaset Group as at 30 June 2009 compared to the figures in the same period of 2008, a period in which the economic situation was already slowing down, but was still presenting scenarios and market conditions considerably different from current ones.

As previously highlighted, the results detailed below are shown with comparables following to the re-classification of item *Net result from discontinued operations* of revenues and costs in the periods examined relative to the exclusion of the relevant operations from the consolidation area as at the end of the semester. In brief, in the first half of 2009, such operations generated revenues for a total amount of EUR 27.3 million (EUR 24.8 million in the same period of 2008) and a net loss of EUR -1.7 million (EUR -1.3 million in the first half of 2008).

- ***Consolidated net revenues*** amounted to **EUR *1,951.7 million***, decreasing by **-13.2%;**
- ***EBIT*** equalled **EUR *374.4 million*** compared to EUR 644.9 million in the same period of the previous year. ***EBIT margin*** equalled **19.2%,** against 28.7% reached in the same period of 2008;
- ***Earnings before tax and minority interests*** equalled **EUR *316.5 million*** against EUR *585.1* million as at 30 June 2008;
- ***Net profit pertaining to Group operations*** totalled **EUR *180.8 million*** against EUR 350.0 million as at 30 June 2008. This result reflected the positive impact relative to the recognition of EUR 53.5 million net proceeds deriving from the adherence of the Mediaset Group to the optional tax redemption regime applicable to some categories of assets, introduced in Italy by the 2008 Budget Law.
- ***Group's consolidated net financial position*** increased from EUR *-1,371*.7 million as at 31 December 2008 to **EUR *-1,761.0 million*** as at 30 June 2009. This increase is mainly due to dividend payout for a total amount of EUR 534.6 million. In the first six months of 2009, ***free cash flow,*** gross of changes related to investments or divestments of equity and treasury shares, amounted to **EUR *121.5 million*** against EUR 473.6 million of the same period in 2008.

<u>Analysis of results by geographical segments: Italy</u>

- In the first half of 2009 ***consolidated net revenues*** from Group's activities in Italy reached **EUR *1,631.6 million,*** showing a -3.2% drop over the same period in the previous year. The decrease in the second quarter was more limited (-1.2%) as a result of Mediaset Premium revenues, which partially compensated for the reduction in the revenues from advertising sales.
- ***EBIT*** from Group's operations in Italy equalled **EUR *280.5 million*** against EUR 357.7 million as at 30 June 2008, showing a -21.6% reduction (-30.6% in the first quarter). ***EBIT margin*** accounted for ***17.2%*** in the first six month period of 2009 against ***21.2%*** registered in 2008.
- ***Gross advertising sales on Mediaset networks*** reached **EUR *1,369.5 million*** at the end of the first half of 2009, down *-12.0%* compared to the same period in the previous year. In the probably most severe stage of the crisis that hit the world economy, this trend reflected the inevitable and foreseeable reduction in advertising sales which worsened in the first months of 2009. Based on *Nielsen* data regarding the first five months of the 2009 fiscal

year, advertising sales for the Mediaset networks showed a reduction that was definitely more limited than the one posted in the general advertising market (-17.5%) and in the television market (-15.8%), the only sector (except for the Internet up 7.8%) with a growing market share. In the same period, all the other traditional media showed sharp reductions: press -25.1 %, radio -18.6% and bill posting -30.5%.

- The drop in television advertising sales was mitigated by a significant increase in pay TV activities. In particular, ***Mediaset Premium*** revenues increased from EUR 185.8 in the first six months of 2008 to EUR 269.2 million in the first half of 2009. The number of cards as at 30 June 2009 totalled approximately 3.6 million against 2.9 million as at 31 December 2008 and approximately 2.6 million in the first six months of the previous year.
- ***Total TV costs,*** in line with the expected trend on an annual basis, decreased by 2.8% against the results registered in the first half of 2008, without impacting Mediaset networks audience share.

In the first six months of 2009, ***total audience share*** in the 24 hours in Italy reached 9 million 940 thousand TV viewers, a 4.3% increase against the same period in 2008. This growth is cross-sectional to all time windows and age brackets: 4-14 years (+3.4%), 15-34 years (+2.6%), 35-54 years (+5.0%), 55+ years (+4.6%).

Mediaset networks closed the first six months of 2009 recording 39.8% of share in 24-Hours; 39.3% in Prime Time and 39.7% in Day Time. Worth noting is the growth of Canale 5 both in Day Time (+0.5 %) and Prime Time (+0.6%) and, consequently, in the 24-Hours (+0.4); the third position of Italia 1 in all time windows and Rete4 audience share reached with mature TV viewers (10.6% on over-65 in the 24-Hours).

Below is a detailed summary of the results achieved by each single network in the period under investigation:

(Source: Auditel)

Ist Half 2009	Individuals			Commercial Target		
	24 hours	Prime Time	Day Time 7:00-2:00	24 hours	Prime Time	Day Time 7:00-2:00
5	21.4%	21.7%	21.3%	23.1%	24.1%	22.8%
	10.4%	9.7%	10.5%	12.0%	11.0%	12.3%
	8.0%	7.9%	7.9%	7.1%	6.7%	7.3%
MEDIASET	**39.8%**	**39.3%**	**39.7%**	**42.2%**	**41.8%**	**42.4%**

With regard to the commercial target group aged 15-64, Mediaset confirmed its leadership position in all three time windows, as well as the first and third position of Canale5 and Italia1, respectively.

In the spring guarantee period (with the exclusion of the week of the Sanremo Music Festival), Mediaset recorded ratings of 40.1% in the 24-Hours, 40.2% in Day Time and 40.0% in Prime Time, with Canale 5 ranking first and showing a growing trend in all time windows and Italia 1 ranking third ahead of Raiuno and Raidue, respectively.

In the same period, Mediaset confirmed its leadership position in all the three time windows for the 15-64 target group, recording ratings of 42.4% in Prime Time, 42.8% in 24-Hours and 42.9% in Day Time leaving its main competitor behind and consolidating Canale 5 primacy with 24.7% in Prime Time (+0.5% of share against Spring 2008).

Below is a table summarising the hours of broadcasting broken down by each single Mediaset network in the first half of 2009.

Mediaset Networks - Broadcasted programmes - 1st Half 2009

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	186	4.3%	737	17.0%	1,059	24.4%	1,982	15.2%
Tv Movie	143	3.3%	189	4.4%	113	2.6%	446	3.4%
Mini-series	73	1.7%	37	0.9%	55	1.3%	164	1.3%
Telefilm	320	7.4%	945	21.8%	1,288	29.7%	2,552	19.6%
Tv Romance	8	0.2%	-	0.0%	-	0.0%	8	0.1%
Sit-com	39	0.9%	364	8.4%	19	0.4%	422	3.2%
Soap	134	3.1%	-	0.0%	224	5.2%	358	2.7%
Telenovelas	-	0.0%	18	0.4%	224	5.2%	243	1.9%
Cartoons	-	0.0%	662	15.2%	-	0.0%	662	5.1%
Total TV Rights	**903**	**20.8%**	**2,952**	**68.0%**	**2,982**	**68.6%**	**6,837**	**52.5%**
News	837	19.3%	566	13.0%	476	11.0%	1,879	14.4%
Info	799	18.4%	87	2.0%	156	3.6%	1,042	8.0%
Sport	-	0.0%	34	0.8%	72	1.7%	106	0.8%
Events	9	0.2%	75	1.7%	15	0.3%	98	0.8%
Entertainment	1,663	38.3%	529	12.2%	399	9.2%	2,591	19.9%
soft entertainment	*758*	*17.4%*	*323*	*7.4%*	*94*	*2.2%*	*1,174*	*9.0%*
talk show	*266*	*6.1%*	*-*	*0.0%*	*-*	*0.0%*	*266*	*2.0%*
music	*12*	*0.3%*	*12*	*0.3%*	*24*	*0.6%*	*48*	*0.4%*
quiz-game show	*197*	*4.5%*	*94*	*2.2%*	*-*	*0.0%*	*292*	*2.2%*
reality	*166*	*3.8%*	*97*	*2.2%*	*-*	*0.0%*	*263*	*2.0%*
soft news	*264*	*6.1%*	*3*	*0.1%*	*281*	*6.5%*	*548*	*4.2%*
Culture	38	0.9%	1	0.0%	90	2.1%	130	1.0%
Teleshopping	95	2.2%	100	2.3%	154	3.5%	350	2.7%
Total in-house productions	**3,441**	**79.2%**	**1,392**	**32.0%**	**1,362**	**31.4%**	**6,196**	**47.5%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**4,344**	**100.0%**	**13,032**	**100.0%**

Analysis of results by geographical segments: Spain

- In the first half of 2008 the ***consolidated net revenues of the Telecinco Group*** reached **EUR *320.8 million,*** dropping -43.0% against the same period in the previous year.
- ***Television advertising sales*** equalled **EUR *299.9 million,*** showing a *-44.1%* reduction against the same period in 2008. The reduction in advertising sales reflected the negative trend of the television advertising market in Spain, which recorded a -31% reduction in the first half of 2009 due to the unparalleled persistent negative situation of the Spanish economy. In addition, Telecinco performance was also impacted by the price effects generated by the implementation of the public television commercial policy as well as those generated by an increasing audience fragmentation.
- ***EBIT*** equalled ***EUR 93.9 million*** against EUR ***287.2 million*** of the same period in the previous year. ***EBIT margin*** reached *29.3%* against *51.0%* in the first six months of 2008, reflecting the drop in advertising sales. Those changes were positively influenced by a reduction of 17.7% in overall costs against those of the past year, which has been also affected by the use of a provision for risk. Net of this item, cost reduction amounted to 4.0%.

- Telecinco closed the first quarter of 2009 ranking third with a 15.1% average **audience** share in the 24-Hours, behind Antena 3 (15.3%), second most watched TV network and TVE-1 (16.8%). Telecinco audience share results improved progressively during the second quarter as a result of targeted acquisitions of sports rights.

(Source: Sofres)

	Audience share 1st Half 2009	
	Individuals	**Commercial target**
24 hours	15.1%	15.6%
Prime Time	17.5%	17.6%
Day Time	14.0%	14.5%

In ***Prime Time***, Telecinco confirmed its primacy with a 17.5% average audience share, outperforming TVE-1 by 1% and Antena 3 by 3.3%. As far as the ***commercial target*** is concerned, Telecinco strengthened its historic leadership in Prime Time with 17.6%, outperforming Antena 3 by 2% and TVE-1 by 3.9%.

The table below summarises Telecinco programme scheduling in the first six months of 2009, including comparables relative to the same period in the previous year. Self evident is the increased and prominent incidence of self-produced programmes.

Telecinco Broadcasted contents (hours)	**1st Half 2009**		**1st Half 2008**		**Changes**	
Film	266	6.1%	229	5.2%	37	16.2%
TV Movies, Mini-series and Telefilm	275	6.3%	215	4.9%	60	27.9%
Cartoons	124	2.9%	129	3.0%	(5)	-3.9%
Total TV Rights	**665**	**15.3%**	**573**	**13.1%**	**92**	**16.1%**
Quiz-game-show	1,133	26.1%	782	17.9%	351	44.9%
Sport	60	1.4%	94	2.2%	(34)	-36.2%
Documentaries and others	1,308	30.1%	1,452	33.2%	(144)	-9.9%
News	793	18.3%	909	20.8%	(116)	-12.8%
Fiction	371	8.5%	519	11.9%	(148)	-28.5%
Others	14	0.3%	38	0.9%	(24)	-63.2%
Total in-house productions	**3,679**	**84.7%**	**3,795**	**86.9%**	**(116)**	**-3.1%**
Total	**4,344**	**100.0%**	**4,368**	**100.0%**	**(24)**	**-0.5%**

Significant events in the period

On **23 February,** the Spanish government issued Law Decree n. 1/2009 in an attempt to protect the financial soundness of enterprises operating in the **Spanish television sector**, by eliminating the provision that prevented them from holding shareholdings higher than 5% in any other sector-specific operator.

In order not to impair pluralism, two limits were established by the law in relation to shareholdings higher than 5%:

- The average audience share registered in the 12 months preceding the acquisition by the operators involved in any business combination transaction should not exceed 27%;
- Following to completion of any business combination transaction, at least three national television operators must remain in the market.

In addition, a specific law provision will be issued concerning shareholdings held through physical or juridical persons having legal offices in non-EU countries:

- compliance with the principle of reciprocity vis-à-vis the country of origin of the company subject to the acquisition;
- in the case of an increase in a shareholding already acquired before the enforcement of the afore-mentioned Law Decree, the total shareholding should not exceed 50% of the share capital of the acquired company.

In Italy, by resolution n.181/09 published on 8 April in the Official Gazette, Agcom provided further specifications regarding the criteria for the conversion to digital technology of existing networks with the objective of increasing the digital share, which will include at least 5 multiplex platforms to be subject to tender, thus responding, as the Authority put it, to the questions raised at the EU level. Though it is not possible to exactly foresee the effects of this resolution to date, it is undoubtedly certain that it is intended to eliminate an important factor of uncertainty, represented by the possible prosecution in court of the proceeding regarding the violation of Community law with subsequent repercussions on domestic regulations governing timing and implementation criteria for the scheduled switch off.

On **30 June 2009,** following to the obtaining of the necessary permits from the competent authorities, the corporate transactions, envisaged through the **partnership agreements in the multiplex management business sector**, entered into on 22 May 2009 between RTI S.p.A. and 21 Partners, a private equity fund under the umbrella of the 21 Investimenti Group, were completed.

This agreement envisaged the acquisition by RTI S.p.A. of a 48.96% shareholding in the newly established Capitolosette S.r.l., owned at 51.04% by 21 Partners, for a price equal to EUR 11.3 million. As a result of the transfer transactions completed by the two partners as at 30 June 2009, Capitolosette S.r.l. indirectly controls Medusa Multicinema S.p.A. and Medusa Cinema S.p.A., previously fully owned by RTI S.p.A., and Warner Village Cinemas multiplex activities. Based on the values acknowledged by the parties to the assets contributed, upon completion of the afore mentioned transactions Mediaset paid a net amount equal to EUR 0.8 million, of which EUR 0.7 million paid through an interest bearing loan.

In a sector still highly fragmented in Italy, this transaction allowed to give rise to the first group with 25 multiplex theatres (corresponding to 257 screens), distributed throughout the country and with a market share, in terms of box office, equal to 15.5% (30% in the multiplex sector

only). The target will be to consolidate its leadership position in the sector also through the implementation of an innovative development plan.

As previously specified, as of 30 June 2009, following to the afore described transactions, Medusa Cinema S.p.A. and Multicinema S.p.A. were excluded from the consolidation area of the Mediaset Group as a result of the recognition of the equity interest held in Capitolosette S.r.l., which will be valued based on the equity method.

The accounting effects of this transaction at the consolidated level as at 30 June 2009, along with the re-classification of the economic contribution on the net results for the period and those relative to the periods taken into account for comparison purposes, generated from the activities transferred, as provided for in IFRS 5 – Discontinued Operations, are recognised separately in the Group's statement of income, under Net result for discontinued operations and in the Statement of Cash Flow under Changes in the consolidation area.

Analysis of results by geographical segments and areas of operations

Here below is an analysis of the consolidated income statement, balance sheet and cash flow situation, separately highlighting the contribution to the Group results of the two geographical areas where Mediaset Group operates, Italy and Spain, and in the relevant main areas of operations.

The form and content of the consolidated income statement, balance sheet and cash flow statement shown below correspond to those presented in the Consolidated Annual Report and are, therefore, reclassified with respect to those included in subsequent financial statements, in order to highlight some interim results and the balance sheet and financial aggregations, which are deemed as most significant to understanding the operating performance of the Group and of the individual Business Units. Though not envisaged by EU GAAP, the descriptions of the criteria adopted for their preparation and the relevant notes detailing the items included in the mandatory statements are supplied in accordance with the provisions set out in CONSOB Communication No. 6064293 of 28 July 2006 and in CESR Recommendation of 3 November 2005 (CESR/o5-178b), regarding alternative performance indicators ("Non GAAP Measures").

Financial information and income statement data are provided with reference to the first six months and the second quarter of 2009 and 2008; balance sheet data are supplied with reference to the period as at 30 June 2009 and as at 31 December 2008.

Economic results

The consolidated income statement below shows interim results regarding *EBITDA*, *Operating result from operations* and *EBIT*.

EBITDA represents the difference between consolidated *net revenues* and *operating costs* gross of non monetary charges regarding *amortisation, depreciation and write-downs* (net of any value recoveries) for current and non current assets.

The *Operating result from operations* is obtained by deducting from *EBITDA* non monetary charges regarding *amortisation, depreciation and write-downs* (net of any recoveries) of the value of current and non current assets.

EBIT is obtained by taking into consideration the *Operating result from operations*, the cost and revenue components which are generated by the disposal of consolidated stakes that, due to the kind of operation and the significance of its amount, are to be considered as non recurrent.

As it was already specified in the preceding Reports, the equity method valuation of the 33.3% equity investment held in Edam is recognised in terms of geographical information breakdown in the income statement of the Spanish area, given that such shareholding is owned by Mediacinco Cartera, a fully consolidated company belonging to Gestevision Telecinco.

(amounts in EUR millions)

Mediaset Group: Income statement

	1st Half		2nd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**1,951.7**	**2,247.3**	**999.3**	**1,163.2**
Personnel expenses	259.9	258.5	131.0	133.2
Purchases, services, other costs	767.4	799.4	376.2	383.5
Operating costs	**1,027.2**	**1,057.8**	**507.2**	**516.8**
EBITDA	**924.5**	**1,189.4**	**492.1**	**646.4**
Rights Amortisations	480.0	478.3	221.0	220.7
Others amortisations and depreciations	70.1	66.2	35.2	35.4
Amortisations and depreciations	**550.1**	**544.5**	**256.2**	**256.1**
Operating profit	**374.4**	**644.9**	**235.9**	**390.3**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**374.4**	**644.9**	**235.9**	**390.3**
Financial income/(losses)	(19.9)	(35.6)	(5.8)	(19.4)
Income/(expenses) from equity investments	(37.9)	(24.1)	(27.1)	(15.9)
EBT	**316.5**	**585.1**	**203.1**	**354.9**
Income taxes	(101.2)	(134.4)	(64.9)	(64.7)
Net profit from continuing operations	**215.3**	**450.7**	**138.2**	**290.3**
Net profit from discontinued operations	(0.5)	(1.3)	(1.0)	(2.0)
Minority interests in net profit	(34.0)	(99.4)	(16.4)	(59.1)
Mediaset Group net profit	**180.8**	**350.0**	**120.8**	**229.1**

The following is an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	1st Half		2nd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	52.6%	47.1%	50.8%	44.4%
EBITDA	47.4%	52.9%	49.2%	55.6%
Amortisation, depreciation and write-downs	28.2%	24.2%	25.6%	22.0%
Operating profit	**19.2%**	**28.7%**	**23.6%**	**33.6%**
EBIT	**19.2%**	**28.7%**	**23.6%**	**33.6%**
EBT	**16.2%**	**26.0%**	**20.3%**	**30.5%**
Mediaset Group net profit	**9.3%**	**15.6%**	**12.1%**	**19.7%**
Tax rate (EBT %)	32.0%	23.0%	32.0%	18.2%

Analysis of results by geographical segment: Italy

Here follows a summary of the Income Statement relative to the Mediaset Group Italian operations:

(amounts in EUR millions)

Italy: Income statement

	1st Half		2nd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**1,631.6**	**1,684.8**	**838.5**	**849.1**
Personnel expenses	220.4	215.8	112.0	111.4
Purchases, services, other costs	654.1	635.6	315.6	294.6
Operating costs	**874.5**	**851.4**	**427.6**	**406.0**
EBITDA	**757.1**	**833.4**	**410.9**	**443.1**
Rights Amortisations	410.7	413.2	191.9	188.1
Others amortisations and depreciations	65.9	62.4	33.3	33.9
Amortisations and depreciations	**476.6**	**475.6**	**225.2**	**222.0**
Operating profit	**280.5**	**357.7**	**185.7**	**221.1**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**280.5**	**357.7**	**185.7**	**221.1**
Financial income/(losses)	(20.9)	(35.3)	(6.7)	(18.5)
Income/(expenses) from equity investments	1.1	(3.5)	0.4	(3.6)
EBT	**260.6**	**319.0**	**179.3**	**199.0**
Income taxes	(101.2)	(60.4)	(70.1)	(20.4)
Net profit from continuing operations	**159.4**	**258.5**	**109.3**	**178.6**
Net profit from discontinued operations	(0.5)	(1.3)	(1.0)	(2.0)
Minority interests in net profit	(3.5)	(1.9)	(0.3)	(1.7)
Mediaset Group net profit	**155.3**	**255.3**	**108.0**	**174.8**

The table below shows the percentage on consolidated net revenues of some key Income Statement components regarding this specific area.

	1st Half		2nd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	53.6%	50.5%	51.0%	47.8%
EBITDA	46.4%	49.5%	49.0%	52.2%
Amortisation, depreciation and write-downs	29.2%	28.2%	26.9%	26.1%
Operating profit	**17.2%**	**21.2%**	**22.1%**	**26.0%**
EBIT	**17.2%**	**21.2%**	**22.1%**	**26.0%**
EBT	**16.0%**	**18.9%**	**21.4%**	**23.4%**
Mediaset Group net profit	**9.5%**	**15.2%**	**12.9%**	**20.6%**
Tax rate (EBT %)	38.8%	18.9%	39.1%	10.3%

Here below is a comparative description for the two periods considered, of the contribution to Revenues and EBIT of Italian operations in the ***areas of operation***, identified based on the characteristics of the products and services offered and of the external and/or internal markets of reference and also considering their relevant weight.

The areas of operation:

- ***Free To Air Television***, the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nationwide

networks currently broadcast in analogue mode and the operations linked to proprietary non-encrypted channels broadcast in digital terrestrial technology;

- ***Mediaset Premium,*** relating to the supply of pay television events and programmes identified under the same brand;
- ***Network Operator***, these operations are related to the management of an analogue broadcasting network for the transportation and broadcasting of free-to-air own channels and digital terrestrial broadcasting platforms (multiplex), including the network open to the main mobile telephone companies, to support the offer of a digital terrestrial television reserved to mobile phones by means of DVB-H technology;
- ***Other non-television activities,*** ancillary to the core one: multimedia, non television advertising concessions, teleshopping, publishing activities, licensing and merchandising, distribution and management of movie theatres and starting from 28 April 2008, the activities regarding the production and marketing of movies, miniseries and TV dramas related to TaoDue Srl. As already previously specified, the multiplex activities formerly included in this group of activities as a result of the transfer completed on 30 June, were re-classified under *Net result from discontinued operations.*

Revenues	1st Half				2nd Quarter			
for business segments breakdown	2009	2008	*EUR mln*	*%*	2009	2008	*EUR mln*	*%*
Free-to-air tv	1,215.4	1,357.4	(142.0)	*-10.5%*	640.7	707.2	(66.5)	*-9.4%*
Network Operator	111.3	103.4	7.9	*7.6%*	52.6	53.4	(0.8)	*-1.5%*
Mediaset Premium	269.2	185.8	83.4	*44.9%*	130.2	77.0	53.2	*69.1%*
Other	184.8	168.6	16.2	*9.6%*	76.5	79.5	(3.0)	*-3.8%*
Intracompany Eliminations and Adjustments	(149.1)	(130.5)	(18.6)	*-14.3%*	(61.6)	(68.0)	6.4	*9.4%*
Total	**1,631.6**	**1,684.8**	**(53.2)**	***-3.2%***	**838.5**	**849.1**	**(10.6)**	***-1.2%***

Operating profit	1st Half				2nd Quarter			
for business segments breakdown	2009	2008	*EUR mln*	*%*	2009	2008	*EUR mln*	*%*
Free-to-air tv	276.4	391.0	(114.6)	*-29.3%*	182.1	229.9	(47.8)	*-20.8%*
Network Operator	18.4	4.1	14.3	*n.s.*	5.6	2.0	3.6	*180.0%*
Mediaset Premium	(20.8)	(35.6)	14.8	*41.6%*	(6.7)	(6.6)	(0.1)	*-1.5%*
Other	19.7	15.1	4.6	*30.5%*	1.6	3.9	(2.3)	*-59.0%*
Intracompany Eliminations and Adjustments	(13.1)	(16.8)	3.7	*22.0%*	3.2	(8.2)	11.4	*139.0%*
Total	**280.5**	**357.7**	**(77.2)**	***-21.6%***	**185.7**	**221.1**	**(35.4)**	***-16.0%***

Each segment's Revenues and Results are presented gross of infra-sector transactions, which are separately highlighted in the relevant reconciliation tables and which refer to the transfer and sale of activities and services provided or received between the various business units.

In particular, infra-sector transactions include revenues of the Network Operator business unit (relative to the valuation of the use of the analogue broadcasting network by non-encrypted TV channels (commercial free to air television) and of the broadcasting capacity of digital multiplexes utilised to broadcast the events offered by Mediaset Premium and by the non-encrypted channels broadcast in digital terrestrial technology) and revenues and internal margins (subject to adjustment upon consolidation) generating from the portion related to free to air or pay per view use and TV film and fiction in-house production accomplished by Medusa Film and Taodue, entered under *Other activities*.

The analysis below refers to the income statements by single area of operation.

Free to Air tv	1st Half 2009	1st Half 2008	% Changes	2nd Quarter 2009	2nd Quarter 2008	% Changes
Mediaset Networks gross advertising revenues	1,369.5	1,555.5	-12.0%	723.8	813.4	-11.0%
Digital Networks gross revenues	3.5	3.2	9.4%	1.4	1.2	16.7%
Other television revenues	45.9	30.6	50.0%	22.8	14.1	61.7%
Agency discounts	(203.5)	(231.9)	12.2%	(107.4)	(121.5)	11.6%
Total Revenues	**1,215.4**	**1,357.4**	**-10.5%**	**640.7**	**707.2**	**-9.4%**
Personnel, purchases, services, other costs	(572.6)	(604.2)	5.2%	(270.4)	(293.2)	7.8%
Inter-segment operating costs	(39.7)	(39.3)	-1.0%	(25.8)	(22.0)	-17.3%
Total operating costs	**(612.3)**	**(643.5)**	**4.8%**	**(296.2)**	**(315.2)**	**6.0%**
EBITDA	**603.1**	**713.9**	**-15.5%**	**344.5**	**392.0**	**-12.1%**
Rights Amortisations	(297.1)	(297.3)	0.1%	(146.7)	(147.7)	0.7%
Others amortisations and depreciations	(29.6)	(25.7)	-15.2%	(15.7)	(14.5)	-8.3%
Amortisations and depreciations	**(326.7)**	**(323.0)**	**-1.1%**	**(162.4)**	**(162.2)**	**-0.1%**
Operating Profit	**276.4**	**391.0**	**-29.3%**	**182.1**	**229.9**	**-20.8%**
revenues %	*22.7%*	*28.8%*		*28.4%*	*32.5%*	

The lower operating result achieved by the **Free-to-Air** commercial television business unit is mainly due to decreased advertising sales, as previously mentioned. This trend is offset by a 2.8% reduction in total television costs achieved through the implementation of a stringent cost control policy on programme scheduling and infrastructures and an increase in other revenues mainly resulting from content multiplex reselling activities.

It should be noted that *infra-sector costs* of the *Free to Air* Commercial Television Business Unit mainly refer to the use of the broadcasting network, net of the sale relative to the use of publishing content, services and technical infrastructures provided to other Business Units.

Network Operator	1st Half 2009	1st Half 2008	% Changes	2nd Quarter 2009	2nd Quarter 2008	% Changes
Revenues towards third parties	48.5	41.0	18.3%	21.3	21.3	0.0%
Inter-segment revenues	62.8	62.4	0.6%	31.3	32.1	-2.5%
Total Revenues	**111.3**	**103.4**	**7.6%**	**52.5**	**53.4**	**-1.7%**
Personnel, purchases, services, other costs	(66.3)	(67.7)	2.1%	(33.4)	(35.2)	5.1%
Total operating costs	**(66.3)**	**(67.7)**	**2.1%**	**(33.4)**	**(35.2)**	**5.1%**
EBITDA	**45.0**	**35.7**	**26.1%**	**19.1**	**18.2**	**4.9%**
Rights Amortisations	-	-	n.s.	-	-	n.s.
Others amortisations and depreciations	(26.6)	(31.6)	15.8%	(13.5)	(16.2)	16.7%
Amortisations and depreciations	**(26.6)**	**(31.6)**	**15.8%**	**(13.5)**	**(16.2)**	**16.7%**
Operating Profit	**18.4**	**4.1**	**n.s.**	**5.6**	**2.0**	**180.0%**
revenues %	*16.5%*	*4.0%*		*10.7%*	*3.7%*	

The increased operating result is mainly ascribable to increased revenues generated through the use of the broadcasting capacity of the digital networks, to lower amortisation, depreciation and write-downs recognised on the rights of use concerning the digital frequencies acquired during the preceding financial years, following to an adjustment made upon closing, of the residual value of such rights according to the new period of validity (until 31 December 2028 as against the previously established term of 31 March 2018), as a result of the conversion of television concessions into a general authorisation, as provided for in Italian Law n. 101 of 6 June 2008.

Mediaset Premium	1st Half 2009	1st Half 2008	% Changes	2nd Quarter 2009	2nd Quarter 2008	% Changes
Pay tv revenues	148.3	80.4	84.5%	76.1	36.3	109.6%
Gross advertising revenues	14.6	5.5	165.5%	7.3	2.5	192.0%
Other revenues	108.3	100.6	7.7%	47.8	38.5	24.2%
Agency discounts	(2.0)	(0.7)	-185.7%	(1.0)	(0.3)	n.s.
Total Revenues	**269.2**	**185.8**	**44.9%**	**130.3**	**77.0**	**69.2%**
Personnel, purchases, services, other costs	(144.7)	(85.5)	-69.2%	(78.0)	(31.1)	-150.8%
Inter-segment operating costs	(23.7)	(20.8)	-13.9%	(7.3)	(9.6)	24.0%
Total operating costs	**(168.4)**	**(106.3)**	**-58.4%**	**(85.3)**	**(40.7)**	**-109.6%**
EBITDA	**100.8**	**79.5**	**26.8%**	**45.0**	**36.3**	**24.0%**
Rights Amortisations	(118.9)	(113.7)	-4.6%	(51.3)	(41.8)	-22.7%
Others amortisations and depreciations	(2.5)	(1.3)	-92.3%	(0.2)	(1.0)	80.0%
Amortisations and depreciations	**(121.4)**	**(115.0)**	**-5.6%**	**(51.5)**	**(42.8)**	**-20.3%**
Operating Profit	**(20.8)**	**(35.6)**	**41.6%**	**(6.8)**	**(6.6)**	**-3.0%**
revenues %	-7.7%	-19.1%		-5.2%	-8.6%	

The increased result of ***Mediaset Premium*** television activities was mainly due to increased revenues deriving from the sale of prepaid and scratch cards and subscriptions which totalled EUR 148.3 million, up sharply from EUR 80.4 million posted in the same period of the previous year. It should be noted that the component relative to revenues deriving from the sale to distributors of prepaid and scratch cards (and similarly also the industrial direct costs and distribution costs) are allocated based on the duration of residual validity of the cards sold which were not recharged and the recharges. Other revenues refer to the sale of Premium events and content to other platforms.

Other	1st Half 2009	1st Half 2008	% Changes	2nd Quarter 2009	2nd Quarter 2008	% Changes
Multimedia	13.0	12.2	6.6%	5.6	5.9	-5.1%
Teleshopping	21.6	16.4	31.7%	11.5	9.1	26.4%
Movie distribution	31.7	42.3	-25.1%	11.8	16.7	-29.3%
Other advertising revenues	32.7	29.6	10.5%	17.5	12.0	45.8%
Inter-segment revenues	85.8	68.1	26.0%	30.1	30.1	0.0%
Total Revenues	**184.8**	**168.6**	**9.6%**	**76.5**	**79.5**	**-3.8%**
Personnel, purchases, services, other costs	(105.1)	(105.2)	0.1%	(51.4)	(59.3)	13.3%
Inter-segment operating costs	(3.1)	(3.6)	13.9%	(1.8)	(1.7)	-5.9%
Total operating costs	**(108.2)**	**(108.8)**	**0.6%**	**(53.2)**	**(61.0)**	**12.8%**
EBITDA	**76.6**	**59.8**	**28.1%**	**23.3**	**18.5**	**25.9%**
Rights Amortisations	(49.9)	(40.9)	-22.0%	(17.8)	(12.3)	-44.7%
Others amortisations and depreciations	(7.1)	(3.8)	-86.8%	(3.9)	(2.3)	-69.6%
Amortisations and depreciations	**(57.0)**	**(44.7)**	**-27.5%**	**(21.7)**	**(14.6)**	**-48.6%**
Operating Profit	**19.7**	**15.1**	**30.5%**	**1.6**	**3.9**	**-59.0%**
revenues %	10.7%	9.0%		2.1%	4.9%	

Other revenues include revenues deriving from international advertising concessions and billposting of sports events, licensing & merchandising activities and exploitation of Home Video rights.

Infra-sector revenues generated from Medusa Film activities, regarding the distribution of *free to air* or *pay TV* rights, and from TaoDue activities (a company included in the consolidation area starting from the second quarter of 2008), concerning the production of films and TV dramas to be either

sold or used on the Mediaset networks, which are allocated based on their relevant stage of completion.

The noticeable growth in total EBIT resulting from the afore mentioned areas is due to increased activities in multimedia activities, teleshopping and other advertising concessions.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations, corresponding to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement

	1st Half		2nd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**320.8**	**563.0**	**161.1**	**314.0**
Personnel expenses	39.4	42.2	19.0	21.4
Purchases, services, other costs	113.9	164.7	60.9	89.2
Operating costs	**153.4**	**206.9**	**79.9**	**110.6**
EBITDA	**167.4**	**356.1**	**81.2**	**203.4**
Rights Amortisations	69.3	65.1	29.1	32.6
Others amortisations and depreciations	4.2	3.8	1.9	1.6
Amortisations and depreciations	**73.5**	**68.9**	**31.0**	**34.1**
Operating profit	**93.9**	**287.2**	**50.2**	**169.3**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**93.9**	**287.2**	**50.2**	**169.3**
Financial income/(losses)	1.0	(0.3)	1.0	(0.9)
Income/(expenses) from equity investments	(39.0)	(20.7)	(27.4)	(12.4)
EBT	**55.9**	**266.2**	**23.8**	**156.0**
Income taxes	-	(74.0)	5.2	(44.3)
Net profit from continuing operations	**55.9**	**192.2**	**29.0**	**111.7**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	6.3	6.7	4.0	5.7
Mediaset Group net profit	**62.2**	**198.9**	**32.9**	**117.4**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

	1st Half		2nd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	47.8%	36.7%	49.6%	35.2%
EBITDA	52.2%	63.2%	50.4%	64.8%
Amortisation, depreciation and write-downs	22.9%	12.2%	19.2%	10.9%
EBIT	**29.3%**	**51.0%**	**31.2%**	**53.9%**
EBT	**17.4%**	**47.3%**	**14.8%**	**49.7%**
Mediaset Group net profit	**19.4%**	**35.3%**	**20.4%**	**37.4%**
Tax rate (EBT %)	0.0%	27.8%	-21.8%	28.4%

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	1st Half			2nd Quarter		
	2009	**2008**	**%**	**2009**	**2008**	**%**
Television advertising revenues	304.1	539.5	-43.6%	154.8	300.1	-48.4%
Other advertising revenues	5.4	5.7	-5.3%	2.8	2.9	-3.4%
Gross advertising revenues	**309.5**	**545.2**	**-43.2%**	**157.6**	**303.0**	**-48.0%**
Agency discounts	(14.6)	(25.5)	42.6%	(7.9)	(15.0)	47.5%
Net advertising revenues	**294.9**	**519.7**	**-43.3%**	**149.7**	**288.0**	**-48.0%**
Other revenues	25.9	43.3	-40.2%	11.4	26.1	-56.2%
Total net consolidated revenues	**320.8**	**563.0**	**-43.0%**	**161.1**	**314.0**	**-48.7%**

The trend for revenues reflected the previously mentioned drop in ***television advertising revenues*** relative to Telecinco and equal to -43.6%. ***Other gross advertising revenues***, including advertising sales in theme-based channels, television channels broadcast in digital terrestrial technology and non-television media (Internet and Teletext) registered a decrease equal to -5.2%.

Other revenues, generated from the distribution activity regarding film rights and audiovisual content as well as income derived from merchandising activities and telephone traffic, amounted to EUR 25.9 million against EUR 43.3 million in the same period of the previous year. Even revenues trend has been affected by the general economic turmoil and by the postponement of revenues deriving from the exploitation of film rights that in 2009 will predominantly be concentrated in the last part of the year.

	1st Half		changes	**2nd quarter**		%
	2009	2008	%	**2009**	2008	changes
Operating costs	**226.9**	275.8	-17.7%	**110.9**	144.7	-23.4%
Personnel expenses	**39.4**	42.2	-6.6%	**19.0**	21.4	-11.2%
Purchases, services, other costs	**113.9**	164.7	-30.8%	**60.9**	89.2	-31.7%
Rights amortisations	**69.3**	65.1	6.5%	**29.1**	32.6	-10.7%
Other amortisations and depreciations	**4.2**	3.8	10.5%	**1.9**	1.6	18.8%

Total costs for the Telecinco Group dropped by EUR 48.9 million against the same period in the previous year. This trend also reflected an higher positive impact deriving from the utilisation of the fund for risks in the quarter. Net of this component, the costs were down 4%, mainly as a consequence of the cost control policy applied on the cost of sale, on personnel expenses and on general costs, considering that scheduling costs were in line with those of the past year.

In the first six months of 2009, ***EBITDA*** equalled ***EUR 167.4 million*** against EUR **356.1** million of the same period in the previous year.

As at 30 June 2009, ***EBIT*** for Spain equalled ***EUR 93.9*** million, against ***EUR 287,2*** posted in 2008; ***EBIT margin*** dropped from 51.0% registered in the previous year to 29.3%.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	1st Half 2009	1st Half 2008	Changes %	2nd Quarter 2009	2nd Quarter 2008	Changes %
Financial (income)/losses	**-19.9**	-35.6	44.1%	**-5.8**	-19.4	70.1%

The lower financial costs in the period of reference reflected, though faced with an increase in the average consolidated debt position compared to the previous year, a reduction in the average cost of debt as a result of the market rates trend.

	1st Half 2009	1st Half 2008	Changes %	2nd Quarter 2009	2nd Quarter 2008	Changes %
Income/(expenses) from equity investments	**-37.9**	-24.1	-57.3%	**-27.1**	-15.9	-70.4%

The larger loss amount in the period in question is mainly attributable to the writing off valued EUR 12.3 million of the residual value of the 35% equity interest held by Telecinco in Pegaso Television Inc.

In the six months of reference, Edam equity interest was valued as a liability worth EUR 22.9 million (EUR – 21.7 million in the first half of 2008). In the first six months of 2009, Edam generated consolidated revenues equal to EUR 583.1 million and EBITDA reached EUR 96.9 million, corresponding to 16.6% of revenues. Edam consolidated net result posted a loss equal to EUR -68.7 million (EUR – 65.2 million in the first half of 2008), including financial liabilities for a total amount of EUR 102.9 million and amortisation of intangible assets identified upon Purchase Price Allocation following to the acquisition of the majority stake in Endemol, amounting to EUR 68.1 million.

	1st Half 2009	1st Half 2008	Changes %	2nd Quarter 2009	2nd Quarter 2008	Changes %
EBT	**316.5**	585.1	-45.9%	**203.1**	354.9	-42.8%
Income taxes	-101.2	-134.4	24.7%	-64.9	-64.7	-0.3%
Tax Rate (%)	*32.0%*	*23.0%*		*32.0%*	*18.2%*	
Net profit from discontinued operations	-0.5	-1.3	61.5%	-1.0	-2.0	50.0%
Minority interests in net profit	-34.0	-99.4	65.8%	-16.4	-59.1	72.3%
Net profit	**180.8**	350.0	-48.3%	**120.8**	229.1	-47.3%

The result for the period is shown net of **income tax** pursuant to the criteria defined by IAS 34, using the tax rate that is expected to be applied at year end. As already specified, the tax rate in the first half of 2008 included the recognition of net revenues equal to EUR 53.5 million deriving from the adherence to the optional tax redemption regime regarding some categories of corporate assets, introduced in Italy through the 2008 Budget Law. It should also be noted that with reference to spanish operations, the fiscal benefits relating to the deductibility of the investment in audio-visual rights pursuant the spanish law balanced the ordinary taxation for the period in the first half of 2009.

As detailed in the table below, **Net result from discontinued operations** includes revenues and costs of the multiplex management activities transferred as of 30 June 2009. In the first half of 2009, this result also includes a capital gain equal to EUR 1.1 million, recognised, according to IFRS 5, as the difference between Fair Value less costs to sell and the net carrying amount of the assets transferred.

	1st Half		2nd Quarter	
	2009	**2008**	**2009**	**2008**
Total consolidated net revenues	**30.4**	**28.3**	**14.1**	**11.5**
Personnel expenses	(6.3)	(5.4)	-	(2.6)
Purchases, services, other costs	(23.8)	(22.0)	(11.6)	(9.9)
Operating costs	**(30.0)**	**(27.4)**	**(15.2)**	**(12.6)**
EBITDA	**0.3**	**0.9**	**(1.1)**	**(1.1)**
Rights Amortisations	-	-	-	-
Others amortisations and depreciations	(1.1)	(1.4)	(0.6)	(0.7)
Amortisations and depreciations	**(1.1)**	**(1.4)**	**(0.6)**	**(0.7)**
Operating profit	**(0.8)**	**(0.6)**	**(1.7)**	**(1.8)**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**(0.8)**	**(0.6)**	**(1.7)**	**(1.8)**
Financial income/(losses)	(0.8)	(0.7)	(0.4)	(0.3)
Income/(expenses) from equity investments	-	-	-	-
EBT	**(1.6)**	**(1.3)**	**(2.1)**	**(2.1)**
Income taxes	(0.1)	(0.1)	(0.1)	0.1
Net profit from continuing operations	**(1.7)**	**(1.3)**	**(2.2)**	**(2.0)**

Balance sheet and financial position

Here follows the Summary Balance Sheet for the Group and for the geographical segments, reclassified in order to highlight the two macro aggregations which are ***Net invested capital*** and ***Net financial position***, the latter comprising *Gross financial debt* reduced by *Cash and other cash equivalents* and by *Other financial assets*. The detail of the items which determine the *Net financial position* are shown in the Notes under section No. 8.

These tables are therefore different from the ones included in the Annual report, prepared according to the breakdown of the current and non current element of assets and liabilities.

The item *Equity investments and other financial assets* includes assets recognised in the Balance sheet under items *Equity investments in associated and jointly controlled companies* and *Other financial assets* (limited for the latter item to *equity investments* and to *non current receivables*, with the exclusion of *financial receivables* and *financial assets available for sale* which are included in the *Net financial position*).

The item *net working capital* and *other assets and liabilities* includes *current assets* (with the exclusion of *cash and cash equivalents* and of *current financial assets* which are included in the *Net financial position*), *assets and liabilities for advance paid and deferred taxes, non current assets held for sale, provisions for risks and charges, payables to suppliers* and *payables to taxation authorities*.

(amounts in EUR millions)

Balance Sheet Summary	**30/06/2009**	**31/12/2008**
Film and television rights	2,363.5	2,396.1
Goodwill	512.4	513.4
Other tangible and intangible non current assets	973.5	1,051.9
Equity investments and other financial assets	333.5	361.6
Net working capital and other assets/(liabilities)	115.7	(92.1)
Post-employment benefit plans	(100.1)	(103.4)
Net invested capital	**4,198.5**	**4,127.5**
Group shareholders' equity	2,233.3	2,482.4
Minority interests	204.2	273.4
Total Shareholders' equity	**2,437.5**	**2,755.8**
Net financial position	**(1,761.0)**	**(1,371.7)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the periods under investigation.

It should be noted that the balance sheet situation regarding *Italian operations* includes – under the ***Equity investments and other financial assets*** item – the book value of the stake held in Gestevision Telecinco as well as the 25% equity investment held in Mediacinco Cartera, the company owning a 33.3% shareholding in Edam, entirely consolidated by Telecinco, having the majority control with 75% of the shares. These investments are then eliminated at the end of the consolidation process.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	30/06/2009	**31/12/2008**	**30/06/2009**	**31/12/2008**
Film and television rights	2,169.3	2,266.6	194.2	129.5
Goodwill	149.2	150.2	-	-
Other tangible and intangible non current assets	900.4	931.6	73.1	120.3
Equity investments and other financial assets	754.2	746.5	228.7	264.5
Net working capital and other assets/(liabilities)	100.9	(65.1)	14.8	(27.0)
Post-employment benefit plans	(100.1)	(103.4)	-	-
Net invested capital	**3,973.9**	**3,926.4**	**510.8**	**487.3**
Group shareholders' equity	2,359.6	2,527.2	299.5	448.4
Minority interests	57.4	53.4	7.2	13.1
Total Shareholders' equity	**2,417.0**	**2,580.6**	**306.7**	**461.5**
Net financial position	**(1,557.0)**	**(1,345.8)**	**(204.0)**	**(25.8)**

The table below shows a summary of the balance sheet situation of the Group as at 31 March 2009 highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) 1st Half	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Film and television rights	2,169.3	194.2		2,363.5
Goodwill	149.2	-	363.2	512.4
Other tangible and intangible non current assets	900.4	73.1		973.5
Equity investments and other financial assets	754.2	228.7	(649.4)	333.5
Net working capital and other assets/(liabilities)	100.9	14.8		115.7
Post-employment benefit plans	(100.1)	-		(100.1)
Net invested capital	**3,973.9**	**510.7**	**(286.2)**	**4,198.5**
Group shareholders' equity	2,359.6	299.5	(425.8)	2,233.3
Minority interests	57.4	7.2	139.6	204.2
Total Shareholders' equity	**2,417.0**	**306.7**	**(286.2)**	**2,437.5**
Net financial position	**(1,557.0)**	**(204.0)**		**(1,761.0)**

The summary of the ***cash flow statement*** by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. Also this table is reclassified with respect to the provisions envisaged by IAS 7 used for the preparation of the mandatory cash flow statement scheme, highlighting changes in Net financial position, which represents the most significant indicator of the Group's ability to meet financial obligations.

(amounts in EUR millions)

Cash flow statement in the 1st quarter	Mediaset Group		Italy		Spain	
	30/06/2009	30/06/2008	30/06/2009	30/06/2008	30/06/2009	30/06/2008
Net financial position at the beginning of the year	(1,371.7)	(1,208.8)	(1,345.8)	(1,222.0)	(25.8)	13.2
Free Cash Flow	121.5	473.6	88.0	264.2	33.5	209.5
- Cash Flow from operating activities (*)	804.0	969.6	637.4	702.8	166.6	266.9
- Investments in fixed assets	(478.3)	(973.7)	(385.9)	(846.6)	(92.4)	(127.1)
- Disposals of fixed assets	1.4	1.3	1.1	0.8	0.4	0.5
- Changes in net working capital and other current assets/liabilities	(205.6)	476.4	(164.6)	407.2	(41.0)	69.3
Change in consolidation area	26.7	(139.5)	26.7	(139.7)	-	0.2
(Re-purchases)/Sales of treasury shares	(2.5)	(1.3)	-	-	(2.5)	(1.3)
Share capital issues	-	-	-	-	-	-
Cash changes generated by equity investments	(1.9)	(23.1)	(1.5)	-	(0.4)	(23.1)
Dividends received	1.4	1.6	107.6	161.7	1.4	1.6
Dividends paid	(534.6)	(644.5)	(431.9)	(488.7)	(210.3)	(317.6)
Financial Surplus/Deficit	(389.3)	(333.2)	(211.2)	(202.6)	(178.2)	(130.6)
Net financial position at the end of the period	(1,761.0)	(1,542.0)	(1,557.0)	(1,424.6)	(204.0)	(117.4)

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to ***EUR 121.5 million*** against EUR 473.6 million in the same period of 2008.

Fixed assets increases included in the cash flow statement are briefly detailed in the table below:

Investments in fixed assets	Mediaset Group		Italy		Spain	
	30/06/2009	30/06/2008	30/06/2009	30/06/2008	30/06/2009	30/06/2008
Investments in TV and movie theatre rights	(452.6)	(890.8)	(318.4)	(801.8)	(134.2)	(89.0)
Changes in advances on TV rights	29.8	(39.2)	(14.1)	(3.5)	43.8	(35.6)
TV rights: investments and advances	(422.8)	(930.0)	(332.4)	(805.3)	(90.4)	(124.7)
Investments in other fixed assets	(55.5)	(43.7)	(53.5)	(41.3)	(2.1)	(2.4)
Total investments in fixed assets	(478.3)	(973.7)	(385.9)	(846.6)	(92.4)	(127.1)

It should be noted that the investments made for the acquisition of rights in the first six months of 2009 totalled approximately EUR 442 million with recognition of a counter-entry in item ***variation in current assets*** under trade payables, relative to the purchase of the multiplex encrypted rights of the main Serie A football clubs. In 2008 the relevant satellite rights had been transferred to Sky.

In the period under investigation, ***Equity investments*** included the acquisition by Medusa Film SpA of a 15% shareholding in Cinecittà Digital Factory Srl for a price of EUR 0.9 million, while the remaining amount referred to payments due to associated companies. In the same period of 2008 this item included an investment equal to EUR 21.5 million made by Gestevision Telecinco for the acquisition of a minority interest equal to 29.24% in Caribevision TV Network LLC.

Item ***changes in consolidation area*** included the Net Debt Position of the assets transferred as at 30 June 2009, equal to EUR 36.5 million and net outlays amounting to EUR -0.8 million in relation to operations ancillary to the same transaction, previously detailed under "Significant events and transactions in the half year". This item also included the payment of EUR 9 million in favour of Fininvest S.p.A. as balance for the price paid for the acquisition of the equity interest in Medusa Film, calculated on the basis of the attained targets of performance relative to the 2008 movie season, as envisaged in the contract stipulated in July 2007 upon completion of the acquisition.

In the same period in 2008, this item included the impact on Net Financial Position of the 53.75% stake acquired in Taodue S.r.l. for a total price of EUR 104.1 million and the 49% equity investment made in Sportsnet Media Limited through the non-cash investment of Publiasia Limited and New Century Advertising Co. Ltd, previously included in the consolidation area. This item also includes an outlay equal to EUR 12.3 million relative to the increase in the shareholding held by the Group in Gestevision Telecinco, vis-à-vis the purchase in the stock market of an interest equal to 0.41% in the capital of the same company and the payment of EUR 9 million to Fininvest S.p.A. as settlement price for the purchase of the shareholding in Medusa Film, determined on the basis of the attainment of the performance parameters relative to the 2007 film season.

Group's employees

As at 30 June 2009, Mediaset Group's employees equalled ***5,896 people*** (6,239 as at 30 June 2008 and 6,375 as at 31 December 2008). This reduction is due to Medusa Cinema and Medusa Multicinema's exclusion from the consolidation area as at 30 June 2009. The two afore mentioned companies had a total of 383 employees (415 employees as at 31 December 2008). The employees of these two companies are still included in the calculation of the average number of employees for the two periods subject to comparison.

The tables below show the trend in the number of employees broken down by geographical segments:

Number of employees (including temporary staff)	**ITALY**		**SPAIN**	
	30/06/2009	**30/06/2008**	**30/06/2009**	**30/06/2008**
Managers	349	348	101	107
Journalists	364	378	121	123
Middle managers	835	814	72	88
Office workers	3,204	3,508	828	841
Industry workers	-	5	22	27
Total	**4,752**	**5,053**	**1,144**	**1,186**

Average workforce (including temporary staff)	**ITALY**		**SPAIN**	
	1st Half 2009	**1st Half 2008**	**1st Half 2009**	**1st Half 2008**
Managers	352	344	101	105
Journalists	372	374	119	127
Middle managers	853	798	75	85
Office workers	3,590	3,572	833	845
Industry workers	3	5	24	29
Total	**5,170**	**5,093**	**1,152**	**1,191**

Transactions with related parties

Transactions with related parties are not qualified, nor are they atypical and unusual, being part of the normal business of the Group companies. Such transactions are carried out under normal market conditions, considering the characteristics of the products and services provided. The detailed information regarding their effects on the balance sheet, income statement and cash flow statement of holding companies, subsidiaries, associated companies and joint ventures, comprising those required by Consob Regulation of 29 July 2006, are included under Note 15 in this Report.

Events after 30 June 2009

On **22 July 2009 Tivù Srl**, a company controlled by Mediaset (48.25%), Rai (48.25%) and Telecom Italia Media (3.5%), announced the launch of TivùSat starting from 31 July. This is Italy's first free satellite platform extending throughout the Italian territory, including those areas not currently receiving the digital terrestrial signal. Thanks to the specific TivùSat decoder users will have the possibility of accessing the offer of Italian traditional generalistic channels, the new national digital channels and other Italian and international free to air channels.

On **22 July 2009 Publitalia'80 S.p.A. and Mondadori Pubblicità S.p.A.,** advertising concessionary firm of the Mondadori Group, defined an agreement for the development of a joint initiative regarding on line advertising sales. This agreement envisages the establishment of an equally owned new company in charge of managing the sale of all the advertising spaces (excluding videos), based on licence or sub-licence agreements, available in the websites of the Mondadori Group, RTI and third publishing parties, currently under concession to Mondadori Pubblicità and Digitalia '08 and, in general, on line advertising sales also on behalf of third publishers with the objective of gaining a significant share in the on line advertising market in Italy in a short time.

On **28 July 2009 RTI S.p.A.** adjudged the rights of transmission with an exclusive pay-tv national DTT broadcast (and re-transmission on IPTV and Internet) of serie A italian premier league football matches relating to 12 clubs for the season 2010-2011 and 2011-2012.

Such rights have also been granted based on the tender procedures determined for the various packages offered exclusively to the platforms listed in the relevant document – "Invitation to submit bids" – drafted by Lega Calcio and published on 10 July.

Main risks and uncertainties for the remaining part of the fiscal year

The Group faces the second half of 2009 being fully aware of the persistent difficult and complex situation characterising the macro-economic scenario, showing great uncertainties at the international level about the duration and intensity of the current recession phase.

In fact, projections based on the latest economic data still offer room for contradictory interpretations.

Some data seem to hint at a moderate slowdown of the negative phase especially in the United States, mainly as a result of the extraordinary monetary and budget measures undertaken in recent months to face the crisis, while, on the contrary, the large Asian economies (China and India) needed a bullish adjustment of the growth projections for the current year.

With regard to the main European countries, analysts presented a reviewed bearish trend for GDP growth rates in 2009. Expectations are for a slow recovery from the current phase, which will be triggered in 2010, provided that the labour market is not subject to an additional trough; that confidence is re-established in order to re-launch consumption; that banks and financial institutions confirm their solvency position, which is a necessary basis to support a possible demand re-launch.

GDP growth rate projections in the two geographical markets where the Group's core activities are concentrated show a downtrend for the current year, corresponding to percentages not lower than -5% in Italy and – 3% in Spain, respectively.

However, market data confirm that during difficult economic phases investors tend to privilege already consolidated media. In fact, the television advertising market is holding better than the other media both in Italy and Spain. In this context, the consolidated leaderships in terms of sales policy and publishing results on the targets of reference, represent, along with a stringent television cost control policy and current assets optimisation policy, a guarantee for the Group to limit the negative impact, while protecting its structural fundamentals to maintain margins and free cash flow generation on the long term, and support an anticyclical development strategy suitable for growing pay TV activities in Italy and facilitating the transition to the digital terrestrial system both in Italy and Spain.

Foreseeable development

For the time being, general market conditions make it very difficult to forecast the trend in advertising investments for the whole of the current year, particularly in the Spanish market, where there is also an increase in competitive pressure. In Italy, in a context that, in any case, remains difficult, currently available evidence suggests that the decline in the advertising market may gradually slowdown over the coming months. In the second half of the year, which will be compared with a particularly critical moment of the previous year, advertising sales could consequently show a much less marked slowdown than in the first six months.

In view of these expectations and on the basis of the results of the first half, we can confirm the forecast expressed at the end of the first quarter for a reduction in advertising revenues over the full year. Consequently, this reduction will determine lower levels of operating and consolidated net profit than those of the previous year.

The scale of the difference will be contained through ongoing scrupulous cost controls, with the aim of avoiding compromising the ratings targets of both Mediaset channels and Telecinco.

For the Board of Directors

The Chairman

MEDIASET GROUP

Summary Half-Year Financial Statements

as at 30 June 2009

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/6/2009	31/12/2008
ASSETS			
Non current assets			
Property, plant and equipment	5	493.8	527.6
Television and movie rights	5	2,363.5	2,396.1
Goodwill	5	512.4	513.4
Other intangible assets	5	479.7	524.3
Investments in associates	5	241.6	264.7
Other financial assets		91.9	96.9
Deferred tax assets		457.7	416.3
TOTAL NON CURRENT ASSETS		**4,640.6**	**4,739.3**
Current assets			
Inventories		51.9	52.6
Trade receivables		1,137.3	1,153.1
Other receivables and current assets		230.1	430.4
Current financial assets		18.0	12.7
Cash and cash equivalents		110.9	139.6
TOTAL CURRENT ASSETS		**1,548.2**	**1,788.4**
Non current assets held for sale		**-**	**-**
TOTAL ASSETS		**6,188.8**	**6,527.7**

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/6/2009	31/12/2008
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	6	(416.7)	(416.7)
Other reserves	7	422.5	421.4
Valuation reserve	8	6.6	11.2
Retained earnings		1,150.7	1,118.1
Net profit for the period		180.8	459.0
Group Shareholders' Equity		**2,233.3**	**2,482.4**
Minority interests in net profit		34.0	106.3
Minority interests in share capital, reserves and retained earnings		170.2	167.1
Minority interests		**204.2**	**273.4**
TOTAL SHAREHOLDERS' EQUITY		**2,437.5**	**2,755.8**
Non current liabilities			
Post-employment benefit plans		100.1	103.4
Deferred tax liabilities		68.2	67.8
Financial liabilities and payables		1,084.3	921.8
Provisions for non current risks and charges	9	97.5	132.1
TOTAL NON CURRENT LIABILITIES		**1,350.1**	**1,225.1**
Current liabilities			
Financial payables		774.4	550.3
Trade and other payables		1,186.9	1,300.3
Provisions for current risks and charges	9	60.6	83.0
Current tax liabilities		154.2	278.7
Other financial liabilities		39.3	55.1
Other current liabilities		185.8	279.4
TOTAL CURRENT LIABILITIES		**2,401.2**	**2,546.8**
Liabilities related to non current assets held for sale		**-**	**-**
TOTAL LIABILITIES		**3,751.3**	**3,771.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,188.8**	**6,527.7**

MEDIASET GROUP

CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	30/6/2009	30/6/2008
Sales of goods and services		1,924.2	2,223.1
Other revenues and income		27.5	24.2
TOTAL NET CONSOLIDATED REVENUES		**1,951.7**	**2,247.3**
Personnel expenses		259.9	258.5
Purchases, services, other costs		767.4	799.4
Amortisation, depreciation and write-downs		550.1	544.5
Impairment losses and reversal of impairment on fixed assets		-	-
TOTAL COSTS		**1,577.3**	**1,602.4**
Gains/(Losses) from disposal of equity investments		-	-
EBIT		**374.4**	**644.9**
Financial income/(losses)		(19.9)	(35.6)
Income/(expenses) from equity investments		(37.9)	(24.1)
EBT		**316.5**	**585.1**
Income taxes	11	101.2	134.4
NET PROFIT FROM CONTINUING OPERATIONS		**215.3**	**450.7**
Net Gains/(Losses) from discontinued operations		(0.5)	(1.3)
NET PROFIT FOR THE PERIOD		**214.8**	**449.4**
Attributable to:			
- Equity shareholders of the parent company		180.8	350.0
- Minority Interests		34.0	99.4
Earnings per share	12		
- Basic		0.16	0.31
- Diluted		0.16	0.31

MEDIASET GROUP

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

(EUR million)

	Notes	30/06/2009		30/06/2008	
PROFIT OR LOSS FOR THE PERIOD (A)			**214.8**		**449.4**
Changes in revaluation surplus		-		-	
Changes arising from translating the financial statement of foreign operations		-		-	
Gains and losses on available-for-sale financial assets		-		-	
Effective portion of gains and losses on hedging instruments in a cash flow hedge	8	(2.4)		2.9	
Actuarial gains and losses on defined benefit plans	8	1.0		2.9	
Other gains and losses of associates valued by equity method	7	2.4		14.9	
Other gains and losses		1.2			
Tax effects relating to other gains and losses		0.8		(1.8)	
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD NET OF TAX EFFECTS (B)			**2.9**		**18.7**
TOTAL COMPREHENSIVE INCOME (A)+(B)			**217.7**		**468.1**
attributable to:					
- owners of the parent		182.8		363.3	
- non controlling interests		34.8		104.8	

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	Notes	1H 2009	1H 2008
CASH FLOW FROM OPERATING ACTIVITIES:			
Operating profit before taxation		337.7	621.3
+ Depreciation and amortisation		550.1	546.0
+ Other provisions and non-cash movements		(11.9)	(15.3)
+ Equity investments evaluation result (net of gains/losses from sale operations)		37.9	24.1
+ Change in trade receivables		12.4	14.8
+ Change in trade payables		54.8	(23.7)
+ Change in other assets and liabilities		(102.4)	152.3
- Interests (paid)/received		(3.3)	-
- Income tax paid		(107.1)	(25.6)
Net cash flow from operating activities [A]		**768.2**	**1,293.9**
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from the sale of fixed assets		1.4	1.7
Proceeds from the sale of equity investments		0.2	-
Interests (paid)/received		-	(0.8)
Purchases in television rights		(452.6)	(890.8)
Changes in advances for television rights		29.8	(39.1)
Purchases of other fixed assets		(55.6)	(43.7)
Equity investments		(1.1)	(21.5)
Changes in payables for investing activities		(157.0)	297.6
Proceeds/(Payments) for hedging derivatives		(1.2)	(35.1)
Changes in other financial assets		(3.3)	6.1
Loans to other companies (granted)/repaid		(4.0)	(1.7)
Dividends received		1.4	1.6
Business Combinations net of cash acquired		-	(113.1)
Changes in consolidation area	13	(1.8)	(26.4)
Net cash flow from investing activities [B]		**(643.8)**	**(865.2)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Share capital issues			-
Change in treasury shares		(2.5)	(1.3)
Changes in financial liabilities		402.5	251.0
Dividends paid		(534.6)	(644.5)
Changes in other financial assets/liabilities		(0.8)	(7.1)
Interests (paid)/received		(17.7)	(27.0)
Net cash flow from financing activities [C]		**(153.1)**	**(428.9)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]		**(28.7)**	**(0.1)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]		**139.6**	**157.0**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]		**110.9**	**156.9**

MEDIASET GROUP

MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	**Total Group shareholders' equity**	Total shareholders' equity attributable to minority interests	**TOTAL SHARE-HOLDERS' EQUITY**
Balance at 1/1/2008	**614.2**	**275.2**	**477.2**	**(416.7)**	**0.4**	**1,100.6**	**506.8**	**2,557.7**	**300.7**	**2,858.4**
Allocation of the parent company's 2007 net profit	-	-	-	-	-	506.8	(506.8)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(488.7)	-	(488.7)	(156.7)	(645.4)
Stock Option plan valuation	-	-	-	-	1.1	-	-	1.1	0.6	1.7
(Purchase)/sale of treasury shares	-	-	-	-	-	(0.6)	-	(0.6)	(0.7)	(1.3)
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Changes in consolidation area	-	-	(6.9)	-	-		-	(6.9)	0.2	(6.7)
Other changes	-	-	(0.8)	-		-	-	(0.8)		(0.8)
Comprehensive income/(loss)	-	-	9.5	-	3.9	-	350.0	363.3	104.8	468.1
Balance at 30/06/2008	**614.2**	**275.2**	**479.0**	**(416.7)**	**5.4**	**1,118.1**	**350.0**	**2,425.1**	**248.9**	**2,674.0**
Balance at 1/1/2009	**614.2**	**275.2**	**421.4**	**(416.7)**	**11.2**	**1,118.1**	**459.0**	**2,482.4**	**273.4**	**2,755.8**
Allocation of the parent company's 2008 net profit	-	-	-	-	-	459.0	(459.0)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(431.8)	-	(431.8)	(102.6)	(534.4)
Stock Option plan valuation	-	-	-	-	(4.8)	5.4	-	0.6	0.1	0.7
(Purchase)/sale of treasury shares	-	-	(1.3)		-	-	-	(1.3)	(1.2)	(2.5)
Profits/(losses) from negotiation of treasury shares	-	-		-	-	-	-	-	-	-
Changes in consolidation area	-	-		-	0.8	-	-	0.8	(0.2)	0.6
Other changes	-	-	(0.2)	-	-	-	-	(0.2)	(0.2)	(0.4)
Comprehensive income/(loss)	-	-	2.6	-	(0.6)	-	180.8	182.8	34.8	217.7
Balance at 30/06/2009	**614.2**	**275.2**	**422.5**	**(416.7)**	**6.6**	**1,150.7**	**180.8**	**2,233.3**	**204.2**	**2,437.5**

EXPLANATORY NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2009

1. Drafting criteria

These Summary Half-Year Financial Statements, drafted in compliance with IAS 34 – Interim Financial Reporting, were prepared according to the same accounting principles and valuation criteria adopted for the drafting of the Group's Consolidated Financial Statements as at 31 December 2007, which we invite you to refer to, with the exception of some valuations and, specifically, those referring to the verification of possible impairment losses on intangible assets, which, if no other indicators, events and phenomena are identified, which may lead to changes in the previously made valuations, are normally tested for impairment annually, when all necessary information is available to complete the process.

Taxes for the six-month period were calculated based on the best possible estimate of the weighted average expected for year end.

Mediaset Group's consolidated interim results reflected the seasonality of revenues from advertising, which are traditionally concentrated in the first part of the fiscal year.

All the tables included in these financial statements have been adjusted based upon the provisions established in the revised version of IAS 1 – *Presentation of Financial Statements* – as better illustrated in detail in the Notes here below.

All the amounts of the items included in these consolidated half-year financial statements are expressed in EUR millions according to their relevance.

Lastly, it should be noted that for the purpose of converting the USD denominated values of some affiliated companies into euros, the following exchange rates were applied: 1.4134 as at 30 June and 1.3328 average exchange rate for the second quarter.

These summary consolidated half-year financial statements is subject to limited auditing by the independent auditing firm Reconta Ernst & Young.

2. Accounting principles, amendments and interpretations applied from 1 January 2009

For the drafting of these summary half-year financial statements, the Group has adopted the revised version of **IAS 1** – ***Presentation of Financial Statements*** – issued in September 2007 and with effective date as of 1 January 2009.

In particular, the revised version requires that in the Statement of changes in equity, the components different from those resulting from transactions with related parties, are aggregated under one single item using the descriptive term of "*Profit/(Loss)*" and separately presented in alternative in a "*Statement of comprehensive income*" or in two correlated statements, of which one, "*Separate statement of income*", shows profit and loss for the period and the other, "*Statement of comprehensive income*", also shows the other cost and revenue items, which, as required or admitted by the various international accounting principles, are directly recognised in equity reserves.

The Group opted for this latter option and presented both a *Consolidated statement of income* and a *Consolidated statement of comprehensive income*, consequently adjusting the presentation of the *Statement of changes in equity*.

In the relevant *Consolidated statement of comprehensive income*, the other comprehensive income components were recognised net of *re-classification adjustments*, that is, the amounts

(specifically detailed in the comments regarding the changes in equity reserves in the Notes below) re-classified in profit/(loss) for the period, already recognised in the statement of the other components of the statement of comprehensive income for the period in question or in preceding periods. This statement also reflects the fiscal impact comprehensively attributable to each component of the statement of comprehensive income.

As of 1 January 2009, ***information by segment of activity*** is regulated by ***IFRS 8 – Operating segments*** – in lieu of *IAS 14 – Segment reporting* -. This new accounting principle requires the identification of operating segments and the presentation of the relevant information consistently with the criteria adopted by the management in the drafting of the internal periodic reporting concerning the allocation of resources and the analysis of the performance. Therefore, the principle identifies general segmentation and aggregation criteria (based on the different economic characteristics such as nature and type of activity, products and processes and, subsequently, quantitative relevance) and eliminates, vis-à-vis IAS 14, the obligation relative to disclosures based on primary and secondary segments (broken down by activity and geographical area). In relation to the drafting of this Half-Year Report, the application of this new principle did not imply any significant change in the segmentation criteria previously adopted, which were already compliant with the structure of internal reporting.

3. Past year closing adjustments

It should be noted that EUR 176.7 million of *tax payables* have been re-stated on *other receivables and current assests* item, and EUR 32.6 of *other receivables and current assests* have been re-stated on *tax payables* item in order to represent the credit and debit from/due to taxation authority, against the net balance of tax receivables/payables.

4. Main changes in the consolidation area

In the six-month period of reference the main changes in the consolidation area were the following:

As at 31 December 2008 with effective date as of 1 January 2009 **Novafilms Srl** was incorporated into **TaoDue Srl**.

On 26 January 2009, **BigBang Media SL** (former Telecinco Factoria de Produccion SLU) increased its capital to EUR 0.2 million. Gestevision Telecinco S.A., which fully controlled it, reduced its shareholding to 30% of the company's capital.

On 23 February 2009, Medusa Film S.p.A. acquired a 15% interest in **Cinecittà Digital Factory Srl,** by underwriting a share in the capital increase resolved upon to reach EUR 6.0 million.

On 28 April 2009, **TED – Tv EDucational S.p.A.** was established with legal offices in Rome and a share capital equal to EUR 0.1 million. R.T.I. S.p.A. holds a 19% interest in the company's capital.

On 15 May 2009, **Nessma Advertising Sarl** was established with legal offices in Casablanca and capital equal to Dirham Marocco 100,000. Nessma S.A. holds 100% of its capital.

On 25 May 2009, **Horizon Media International Sarl** was established with legal offices in Luxembourg and a share capital of EUR 12,500. Nessma S.A. holds 100% of its capital.

On 27 May 2009 Atlas Espana SAU, reduced its shareholding in **Aprok Imagen SL** from 40% to 3.05% of its capital.

On 30 June 2009 in the framework of the partnership transactions already described in the Report on Operations, R.T.I. S.p.A. underwrote for a total amount of EUR 11.3 million the

48.96% share relative to **CAPITOLOSETTE Srl**. This company controls Capitolo VII S.p.A., to which, on the same date, R.T.I. transferred its 100% equity interest held in Medusa Multicinema S.p.A. and Medusa Cinema S.p.A. As of 30 June 2009, following to the afore described transactions, Medusa Cinema S.p.A. and Multicinema S.p.A. were excluded from the consolidation area of the Mediaset Group as a result of the recognition of the equity interest held in Capitolosette S.r.l., which will be valued based on the equity method.

The accounting effects of this transaction at the consolidated level as at 30 June 2009, along with the re-classification of the economic contribution on the net results for the period and those relative to the periods taken into account for comparison purposes, generated from the activities transferred, as provided for in IFRS 5 – *Discontinued Operations*, are recognised separately in the Group's statement of income, under *Net result for discontinued operations* and in the *Statement of Cash Flow* under *Changes in the consolidation area.*

5. Intangible and tangible assets and investments

The main period increases, in addition to those concerning television and film rights, an explanation of which has already been provided in the relevant Report on Operations, refer to acquisitions of *Intangible assets* for a total amount of EUR 49.0 million, including EUR 30.3 million of work in progress capitalisation on digital television broadcasting and telecasting networks and EUR 8.9 million mainly referring to the purchase of generic plants and equipment for the production of television programmes. Moreover, plants and equipment for digital television broadcasting and telecasting were completed for a total amount of EUR 10.4 million and EUR 0.8 million refer to constructions in proprietary buildings.

Increases in other intangible assets, equal to EUR 12.6 million, include EUR 2.7 million relative to the purchase of new software licences and EUR 3.3 million to work in progress capitalisation for the implementation of new corporate IT systems. Moreover, EUR 6.1 million were re-classified under intangible assets and advances, mainly referring to the development of corporate IT systems totalling EUR 4.6 million, and the acquisition of licences for the exploitation of Fastweb fibre optics networks for a total amount of EUR 2.4 million.

Decreases in intangible and tangible assets (excluding tv rights and goodwill), totalling EUR 124.6 million, comprise, in addition to amortisation and depreciation (equal to EUR 57.1 million) transfers (EUR 1.3 million) and the completion of the assets previously recognised under item *Work in progress and advances* (EUR 21.3 million) as a result of the transfer of the assets owned by Medusa Cinema S.p.A. and Medusa Multicinema S.p.A. following to the transfer transaction relative to the movie theatres for a total amount of EUR 42.4 million.

The decrease in equity investments in affiliated and joint venture companies is attributable to the effects of the evaluations by means of equity method of Pegaso Television Inc. and Edam Acquisition Holding I Cooperatief U.A.. The main increase for the period refers to the acquisition of the 49% stake of Capitolosette s.r.l.

6. Treasury shares

It should be noted that no operations for the purchase or sale of treasury shares have occurred during the first six months of 2009. As at 30 June 2009 Mediaset S.p.A. treasury shares are equal to 44,825,500 shares corresponding to EUR 416.7 million.

7. Legal reserve and other reserves

	30/06/2009	31/12/2008
Legal reserve	122.8	122.8
Equity evaluation reserve	(42.2)	(43.7)
Consolidation reserve	(78.8)	(78.8)
Other reserves	420.7	421.0
Total	**422.5**	**421.4**

The variation equal to EUR 1.5 million in the *Equity evaluation reserve*, including items directly recognised in the subsidiary's net equity in the case of equity method valuations of investments, is ascribable to the variation in cash flow hedge reserves and exchange reserves recognised in the net equity of Edam Acquisition Holding I Cooperatief U.A. relative to the shareholding held by the Group in this associated company.

The variation in *Other reserves* is attributable, for the amount pertaining to the Group, to the variation in the reserves regarding subsidiary Gestevision Telecinco S.A. following to Treasury shares buyback and the recognition of 49% of the capital gain, equal to EUR 1.2 million, resulting from the transfer of the shareholdings held in Medusa Cinema and Multicinema following to the acquisition of 49% of Capitolosette s.r.l.

8. Valuation reserve

	30/06/2009	31/12/2008
Cash flow hedge reserve	(3.9)	(3.3)
Stock option plans	13.7	18.5
Actuarial Gains/(Losses)	(3.2)	(4.0)
Total	**6.6**	**11.2**

The table below summarises the changes that have occurred in these reserves in the period of reference:

Valuation reserves	Balance at 1/1/2009	Changes in consolidation area	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 30/06/2009
Financial assets for cash flow hedging purpose	(3.3)	0.7	(0.6)	0.9	0.2	(2.9)	1.0	(3.9)
Stock option plans	18.5		(4.8)	-	-	-	-	13.7
Actuarial Gains/(Losses) on defined benefit plans	(4.0)	0.1	1.0	-	-	-	(0.3)	(3.2)
Total	11.2		(4.3)	0.9	0.2	(2.9)	0.7	6.6

Valuation reserve for financial cash flow hedging instruments is set up within the framework of the valuation of qualified hedging derivative instruments with respect to the exchange rate risk and the interest risk.

With respect to financial instruments for the management of the interest rate risk, changes during the first six months of 2009, amounting to EUR -2.3 million, primarily regard the change in the fair value of collar instruments concerning contracts stipulated to hedge against financial liabilities.

Changes that occurred within the framework of valuation reserves for the financial instruments for the hedging of the exchange rate risk refer for EUR 0.2 million to the adjustment of the initial carrying value of television rights acquired in the period and EUR 1.1 million to changes in fair value.

The ***Reserve for Stock Option Plans*** includes the amount of costs accrued as at 30 June 2009, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2005, 2007 and 2008 and by its subsidiary Telecinco in 2005, 2006, 2007 and 2008 for the amount pertaining to the Group. Changes in the period equal to EUR 0.6 million refer to the cost amount accrued as at 30 June 2009 pertaining to the Group and EUR 5.4 to the re-classification of item profit/ (loss) from previous years relative to the amount included in the reserve referring to stock option plans for which the exercise period has expired.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity.

9. Provisions for risks

Changes in provision for risk for the period include EUR 30.0 million use of fiscal risk provision envisaged by Gestevion Telecinco S.A., facing a favorable view of the spanish "Delegaciòn Central de Grandes Contribuyentes de la Agencia Tributaria", that considered definitely as not due sums, interests and penalties applied to the company.

10. Net Financial Position

Below is the breakdown of the ***consolidated net financial position*** pursuant to Consob Resolution No. 6064293 dated 28 July 2006, showing the Group's current and non current net financial debt.

Changes in the Net financial position occurred in the period of reference are thoroughly detailed in the relevant Group's Balance Sheet section included in the Report on Operations.

	30/06/2009	31/12/2008
Cash in hand and cash equivalents	0.1	0.9
Bank and postal deposits	110.8	138.8
Securities and other current financial assets	1.2	0.8
Total liquidity	**112.1**	**140.4**
Financial receivables from affiliated companies and joint ventures	9.1	1.8
Current financial receivables	7.6	8.5
Total current financial receivables	**16.7**	**10.3**
Due to banks	(774.4)	(550.3)
Other financial liabilities	(17.9)	(42.5)
Financial liabilities due to affiliated companies and joint ventures	(14.7)	(8.0)
Current financial debt	**(807.0)**	**(600.8)**
Current Net Financial Position	**(678.2)**	**(450.1)**
Due to banks	(1,077.4)	(883.7)
Payables and other non current financial liabilities	(5.4)	(37.9)
Non current financial debt	**(1,082.8)**	**(921.6)**
Net Financial Position	**(1,761.0)**	**(1,371.7)**

Item **Securities and current financial assets** includes portfolio securities held by Mediaset Investment Sarl.

Item **Current financial receivables** mainly includes government contributions pursuant to Italian Law No. 1.213 of 4/11/65, as amended by Italian Law No. 153 of 1/3/1994, received for film productions developed by Medusa Film S.p.A., following to resolutions made by the competent authorities, yet not paid, for a total of EUR 7.6 million.

Item **Payables and current financial liabilities** mainly refers to payables due to factoring companies amounting to EUR 6.2 million; EUR 5.9 million refer to derivative instruments to hedge exchange risk and EUR 4.1 million to the fair value of derivative instruments to hedge interest rate risk of recognised financial liabilities.

The variation against 31 December 2008 reflects the deconsolidation of payables due to maturity within the end of the year to leasing companies following to the transfer of the equity interest held in Medusa Cinema Multicinema.

Item **Payables and non current financial liabilities** includes EUR 4.5 million relative to loan contracts stipulated for movie development, distribution and production activities and EUR 0.9 million relative to loans received from subsidiary Telecinco S.A.

The variation against 31 December 2008 mainly reflects the deconsolidation of the non current amount of payables due to leasing companies following to the transfer of the equity interest held in Medusa Cinema Multicinema.

Item **Financial liabilities due to affiliated companies and joint ventures** refers to financial liabilities related to current account relations managed on behalf of such companies by parent company Mediaset S.p.A.

The variation in item **Payables due to banks – non current portion** refers to new loan contracts stipulated with Banca Popolare di Bergamo, Centrobanca S.p.A. and Monte dei Paschi for a total amount of EUR 230.0 million, a new loan of EUR 10.0 million stipulated by Gestevision Telecinco S.A., and a re-classification in item **Payables due to banks – current portion** for EUR 44.4 million of the amount due to maturity within the end of the year for the loan contract stipulated with Intesa S.Paolo (former S.Paolo – IMI) and Mediobanca S.p.A.

The variation in item **Payables due to banks – current portion,** in addition to the re-classification resulting from item Payables due to banks – non current portion, refers to the reimbursement of the loan stipulated with Banca Popolare di Bergamo equal to EUR 100.0 million and a new loan contract stipulated with Iccrea Bcc equal to EUR 50.0 million as well as to a larger use of credit lines and an increased debt position of subsidiary Telecinco S.A.

As already mentioned in 2008 Annual Report, active loans and credit lines are subject to the verification of a series of financial covenants based on a consolidated data.. If the financial covenants are not met, Mediaset S.p.A. should reimburse the used amounts. These parameters have been met to date.

11. Income tax

	1H 2009	1H 2008
Current tax expenses (foreign companies)	0.3	74.9
Current tax expenses	86.5	163.2
Deferred tax expense	14.4	(103.6)
Total	**101.2**	**134.5**

The financial result for the period is net of income tax in compliance with the recognition method established in IAS 34. Income tax expenses should be recognised based on the best estimate of the weighted average annual income tax rate expected for year end.

As previously commented, the Group's tax rate in 2008 took advantage of the recognition of net income for a to-tal amount of EUR 53.5 million, which resulted from the use of deferred taxes for a total amount of EUR 107.5 million and the payment of a withholding tax amounting to EUR 54.0 mil-lion, pursuant to Mediaset S.p.A. adoption of the optional tax redemption regime introduced in Italy by the 2008 Budget Law (Art. No. 1, Par. No. 48).

12. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	1H 2009	1H 2008
Net profit for the year (millions of euro)	**180.8**	**350.0**
Weighted average number of ordinary shares (without own shares)	1,136,402,064	1,136,402,064
Basic EPS	**0.16**	**0.31**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,402,064	1,136,402,064
Diluted EPS	**0.16**	**0.31**

Earnings per share are calculated by comparing the Group's net income to the weighted average number of outstanding shares in the period, net of Treasury shares. The diluted earnings per share are calculated taking into account the number of outstanding shares and the potential dilution effect deriving from the allocation of Treasury shares to the beneficiaries of already accrued stock option plans.

13. Changes in consolidation area

Changes in consolidation area item on cash flow statement includes the effect on cash flows due to the exclusion from the consolidation area of Medusa Cinema S.p.A. and Medusa Multicinema S.p.A. assets and liabilities, as well as the acquisition of the affiliation stake in Capitolosette s.r.l., as detailed in the table below:

Tangible and intangible non current assets	42.4
Goodwill	1.0
Trade receivables	3.4
Financial assets/(payables)	(33.0)
Post-employment benefit plans	(0.7)
Trade payables	(11.2)
Other assets/(liabilities)	6.1
Gains/(Losses) from discontinued operations	2.2
Financial receivables from affiliated companies	(0.7)
Equity investments	(11.3)
Net cash flow	**(1.8)**

14. Segment report

Below is the data requested by IFRS 8 for the segments identified based on the current internal organisational structure and the Group executive reporting standards.

The Group's primary segments, as already detailed in the *Half-Yar Report on Operations*, coincide with the geographical areas (currently Italy and Spain) determined on the basis of operation sites. Within such primary segments an additional segmentation was operated in order to monitor the operational performance of the *areas of operation* included in the afore mentioned geographical areas, identified based on their relevant economic characteristics (nature of products /processes and final markets of reference). It should be noted that in the geographical area of Spain, coinciding with the Telecinco Group, there are no significant business segments other than the television core business, which, therefore, coincides with the same entity.

Based on the segmentation criteria adopted, here below is information provided by geographical areas as well as the reconciliations requested by IFRS 8 concerning profit or loss, assets and liabilities, resulting from the two specifically drafted sub-consolidated statements, while for the operating segments identified in the geographical area of Italy, information is provided with reference to the economic results and the directly attributed "operating" activities.

Geographical areas

The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments of activity, Italy and Spain, respectively, as at 30 June 2009 and 2008.

The tables are drafted taking into account the specific data of the sub-consolidated statements, in which the book value of the shareholdings held by the companies belonging to any segment identified as such, in other companies of any other segment, is recognised at purchase cost and eliminated upon consolidation. Similarly, in the sector's statement of income, costs and revenues (relative to dividends possibly received from such investments) are aggregated under item *Result from other investments.*

In particular, data concerning infra-sector assets refer to the cancellation of investments entered under the activities of the geographical segment of Italy in Gestevision Telecinco (50.5%) and Mediacinco (held at 25% and already fully consolidated in the geographical segment of Spain, being controlled by Telecinco with a 75% shareholding) and a loan granted by Mediaset Investiment Sarl to Mediacinco equal to EUR 59.8 million as at 30 June 2009.

Non monetary costs refer to allocations to provisions for risks and charges and to the costs for stock option plans.

30 June 2009	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,630.9	320.8	-	1,951.7
Inter-segment revenues	0.7	-	(0.7)	-
Consolidated net revenues	**1,631.6**	**320.8**	**(0.7)**	**1,951.7**
%	84%	16%		100%
Operating profit	**280.5**	**93.9**	-	**374.4**
%	75%	25%		100%
EBIT	**280.5**	**93.9**	-	**374.4**
Financial income/(losses)	(20.9)	1.0	-	(19.9)
Income/(expenses) from equity investments valued	1.1	(39.0)	-	(37.9)
Income/(expenses) from other equity investments	106.9	-	(106.9)	-
EBT	**367.5**	**55.9**	**(106.9)**	**316.5**
Income taxes	(101.2)	-	-	(101.2)
NET PROFIT FROM CONTINUING OPERATIC	**266.3**	**55.9**	**(106.9)**	**215.3**
Net Gains/(Losses) from discontinued operations	(0.5)	-	-	(0.5)
NET PROFIT FOR THE PERIOD	**265.8**	**55.9**	**(106.9)**	**214.8**
Attributable to:				
- Equity shareholders of the parent company	262.2	62.2	(143.6)	180.8
- Minority Interests	3.5	(6.3)	36.7	34.0
OTHER INFORMATION				
Assets	5,786.8	758.7	(356.7)	6,188.7
Liabilities	3,369.8	452.0	(70.4)	3,751.3
Investments in tangible and intangible non current assets	385.9	92.4	-	478.3
Amortization	476.6	73.5	-	550.1
Impairment losses	-	-	-	-
Other non monetary expenses	4.2	(38.8)	-	(34.6)

(*)Including the change in item *advances for the purchase of rights*

30 June 2008	**ITALY**	**SPAIN**	**Eliminations**	**MEDIASET GROUP**
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,684.3	563.0		2,247.3
Inter-segment revenues	0.5	-	(0.5)	-
Consolidated net revenues	**1,684.8**	**563.0**	**(0.5)**	**2,247.3**
%	75%	25%		100%
Operating profit	**357.7**	**287.2**	-	**644.9**
%	55%	45%		100%
EBIT	**357.7**	**287.2**	-	**644.9**
Financial income/(losses)	(35.3)	(0.3)	-	(35.6)
Income/(expenses) from equity investments valuec	(3.5)	(20.7)	-	(24.2)
Income/(expenses) from other equity investments	161.1	-	(161.1)	-
EBT	**480.0**	**266.2**	**(161.1)**	**585.1**
Income taxes	(60.4)	(74.0)	-	(134.4)
NET PROFIT FROM CONTINUING OPERATIC	**419.6**	**192.2**	**(161.1)**	**450.7**
Net Gains/(Losses) from discontinued operations	(1.3)	-	-	(1.3)
NET PROFIT FOR THE PERIOD	**418.3**	**192.2**	**(161.1)**	**449.4**
Attributable to:				
- Equity shareholders of the parent company	416.4	198.9	(265.3)	350.0
- Minority Interests	1.9	(6.7)	104.2	99.4
OTHER INFORMATION				
Assets	6,217.6	1,076.7	(348.2)	6,946.1
Liabilities	3,809.1	524.9	(61.9)	4,272.1
Investments in tangible and intangible non current assets	846.6	127.1	-	973.7
Amortization	477.1	68.9	-	546.0
Impairment losses	-	-	-	-
Other non monetary expenses	18.6	0.6	-	19.2

(*)Including the change in item *advances for the purchase of rights*

Italy: Areas of operation

30 June 2009	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,214.9	48.5	269.2	99.0		1,631.6
Inter-segment revenues	0.5	62.8	-	85.8	(149.1)	-
Consolidated net revenues	**1,215.4**	**111.3**	**269.2**	**184.8**	**(149.1)**	**1,631.6**
%	74%	7%	16%	11%	-9%	100%
EBIT	**276.4**	**18.4**	**(20.8)**	**19.6**	**(13.1)**	**280.5**
Television rights	1,875.4	-	368.7	129.4	(204.2)	2,169.3
Other tangible and intangible non current assets	290.0	522.6	11.1	76.7	-	900.4
Goodwill	2.7	6.2	-	140.4	-	149.3
Trade receivables	881.2	45.2	41.7	76.0	-	1,044.1
Inventories	22.6	3.6	7.5	8.3	-	41.9
Operating assets	**3,071.9**	**577.6**	**429.0**	**430.8**	**(204.2)**	**4,305.0**
Investments in television rights (*)	304.5	-	51.3	37.2	(74.6)	318.4
Other investments	12.0	39.6	1.8	0.1	-	53.5
Investments in tangible and intangible assets	**316.5**	**39.6**	**53.1**	**37.3**	**(74.6)**	**371.9**

(*)Excluding the change in item *advances for the purchase of rights*

30 June 2008	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,357.4	41.0	185.8	100.6		1,684.8
Inter-segment revenues		62.4		68.1	(130.5)	-
Consolidated net revenues	**1,357.4**	**103.4**	**185.8**	**168.7**	**(130.5)**	**1,684.8**
%	79%	6%	11%	10%	-8%	100%
EBIT	**391.0**	**4.1**	**(35.6)**	**15.1**	**(16.8)**	**357.7**
Television rights	1,808.2	-	853.4	149.4	(137.5)	2,673.6
Other tangible and intangible non current assets	249.3	495.9	11.2	107.3	-	863.7
Goodwill	2.5	6.2	-	137.4	-	146.1
Trade receivables	857.1	56.9	37.4	70.8	-	1,022.2
Inventories	25.9	4.0	8.0	8.5	-	46.4
Operating assets	**2,943.1**	**563.0**	**910.0**	**473.3**	**(137.5)**	**4,752.0**
Investments in television rights (*)	319.8	-	489.7	41.2	(48.8)	801.8
Other investments	15.5	22.0	2.7	1.1	-	41.3
Investments in tangible and intangible assets	**335.2**	**22.0**	**492.4**	**42.3**	**(48.8)**	**843.1**

(*)Excluding the change in item *advances for the purchase of rights*

15. Transactions with related parties

The Group carried out trade operations with the holding company and its affiliated companies, joint ventures and subsidiaries under normal market conditions.

The table below is a summary of the effects reflected on the income statement and balance sheet of the Group originating from the trade operations carried out with related parties:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	0.5	0.8	-	0.2	3.0	(0.0)
Associated companies						
A.C. Milan S.p.A.	0.1	40.6	-	0.1	0.2	-
Alba Servizi Aerotrasporti S.p.A.	0.0	0.7	-	0.0	1.8	-
Arnoldo Mondadori Editore S.p.A.	4.1	0.3	-	8.2	0.3	-
Banca Mediolanum S.p.A.	1.7	0.0	-	4.6	0.0	-
Il Teatro Manzoni S.p.A.	0.0	-	-	0.0	0.4	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Quinta Communication S.A.	-	1.8	-	-	-	-
Servizi Milan S.r.l.	-	1.4	-	0.0	6.1	-
Altre Società Consociate	6.5	2.0	-	5.6	4.4	-
Total parent company and associated	**13.1**	**47.7**	**-**	**18.8**	**16.2**	**(0.0)**
Joint control companies						
Boing S.p.A.	1.4	2.4	(5.9)	2.5	2.9	(0.1)
Fascino Produzione e Gestione Teatro S.r.l.	-	3.0	(8.9)	-	20.8	(0.0)
MediaVivere S.r.l.	2.8	9.9	-	0.4	7.9	-
Tivù S.r.l	0.6	1.2	-	0.3	1.1	-
Affiliated companies						
Auditel S.r.l.	-	-	-	-	2.8	-
Beigua S.r.l.	-	-	-	-	-	-
BigBang Media S.L.	0.8	0.6	-	-	1.7	-
Campus Multimedia In-Formazione	0.1	0.1	-	0.1	0.2	-
Capitolosette s.r.l.	2.2	0.2	5.3	-	-	-
Producciones Mandarina S.L.	0.0	1.2	-	0.1	3.8	-
La Fabrica De La Tele (già Hormigas Blancas Produccio	0.5	3.1	-	0.0	7.6	-
Nessma S.A.	-	-	-	0.2	-	-
Pegaso Television Inc.	0.6	-	3.0	0.5	-	0.0
Premiere Megaplex S.A.	-	-	-	-	-	-
Publieci Television S.A.	0.1	0.1	-	0.2	0.8	-
Sportsnet Media Ltd.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	0.5	-	-	2.5	-
Total joint control and affiliates	**9.1**	**22.1**	**(6.5)**	**4.4**	**52.0**	**(0.1)**
Other related parties	-	0.3	-	-	0.6	-
TOTAL	**22.1**	**70.1**	**(6.5)**	**23.2**	**68.8**	**(0.1)**

Revenues and trade receivables of the Fininvest Group and the Mediolanum Group mainly referred to sales of television advertising slots; while costs and trade payables were mainly attributable to the purchase of television rights and productions.

Transactions with affiliated companies Capitolosette s.r.l., Nessma S.A. and Pegaso Television Inc. also comprise the transactions that the latter companies carried out with their related parties. In particular, as at 30 June 2009, transactions with Capitolosette s.r.l. relating to payables and receivables mainly referred to transactions carried out with Medusa Multicinema S.p.A. and Medusa Cinema S.p.A.

Transactions included under item Other transactions with related parties mainly refer to consulting services provided by companies owned by Finivest S.p.A. directors.

The main impact on the consolidated financial flows generated by transactions with related parties was attributable to outlays amounting to EUR 23.3 million for the acquisition of tv rights from Milan A.C., dividend payout to Fininvest S.p.A. for a total amount of EUR 173.3 million and EUR 9.0 million relating to the earnout envisaged for the acquisition of Medusa stake considering the reach of the performance goals.

It should also be noted that during the period of reference rights were acquired from Mediavivere S.rl. for a total amount of EUR 12.0 million. In addition, television rights totalling EUR 7.9 million were acquired from Alba Adriatica.

16. Other information

16.1 Personal sureties given

As at 30 June 2009 the Group has given EUR 50.4 million of personal sureties to third parties (EUR 15.0 million at 31 december 2008). The change is mainly due to sureties given in the period by Telecinco Group.

16.2 Commitments

Below is a summary of the main commitments of the Mediaset Group:

- multi-year commitments mainly attributable to satellite channel lease contracts and broadcasting capacity contracts with different duration. These will imply future expenses in the order of EUR 160.0 million (EUR 206.3 million as at 31 December 2008) and broadcasting capacity lease on digital frequencies for EUR 160.0 million (EUR 130.1million as at 31 December 2008). Commitments for the acquisition of contents for the DTT platform for a total amount of EUR 452.8 million (EUR 447.3 million as at 31 December 2008) are also effective at 30 June;
- commitments for the purchase of rights equal to EUR 877.5 million (EUR 929.0 million as at 31 December 2008) of which EUR 120.8 million relative to Telecinco Group. These future commitments mainly referred to "volume deal" contracts that the Mediaset Group has stipulated with some US Major studios to ensure the availability of films and television productions that they have developed.

17. Transactions resulting from atypical and/or unusual operations

In compliance with Consob Resolution No. DEM 60644296 of 28 July 2006, it is hereby specified that during the first six months of 2009 the Group did not carry out any atypical and/or unusual transaction as defined in the same Resolution.

For the Board of Directors

The Chairman

12g3-2(b)

12g3-2(b)

LIST OF EQUITY INVESTMENTS INCLUDED IN THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2009

(amounts in EUR millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milan	euro	614.2	-
Publitalia '80 S.p.A.	Milan	euro	52.0	100.00%
Digitalia '08 S.r.l.	Milan	euro	17.1	100.00%
Publieurope Ltd.	London	euro	7.7	100.00%
R.T.I. S.p.A.	Rome	euro	500.0	100.00%
Videotime S.p.A.	Milan	euro	52.0	98.94%
Elettronica Industriale S.p.A.	Lissone (MI)	euro	363.2	100.00%
Mediashopping S.p.A.	Milan	euro	7.0	100.00%
Medusa Cinema S.p.A. (**)	Rome	euro	1.0	100.00%
Medusa Multicinema S.p.A. (**)	Rome	euro	2.8	100.00%
Medusa Video S.p.A.	Milan	euro	0.3	100.00%
Med Due S.r.l.	Milan	euro	92.5	75.00%
Medusa Film S.p.A.	Rome	euro	120.0	75.00%
Taodue S.r.l.	Rome	euro	0.1	75.00%
Mediaset Investment S.a.r.l.	Luxembourg	euro	79.6	100.00%
Mediaset Investment Belgium S.p.r.l.	Woluwe-Saint-Lambert (Bruxelles)	euro	0.0	100.00%
Mediaset Investimenti S.p.A.	Milan	euro	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	euro	123.3	50.51%
Publiespaña S.A.U	Madrid	euro	0.6	50.51%
Advanced Media S.A.U	Madrid	euro	0.1	50.51%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	50.51%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	50.51%
Atlas Media S.A.U.	Barcelona	euro	0.4	50.51%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	50.51%
Mi Cartera Media S.A.U.	Madrid	euro	0.1	50.51%
Cinematext Media S.A.	Madrid	euro	0.2	30.30%
Cinematext Media Italia S.r.l.	Segrate (MI)	euro	0.0	30.30%
Telecinco Cinema S.A.U. (former Producciones Cinematograficas Telecinco S.A.U.)	Madrid	euro	0.2	50.51%
Grupo Editorial Tele 5 S.A.U.	Madrid	euro	0.1	50.51%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.3	50.51%
Conecta 5 Telecinco S.A.U. (former Europortal Jumpy Espana S.A.U.)	Madrid	euro	0.1	50.51%
Mediacinco Cartera S.L.	Madrid	euro	240.0	62.88%

Joint control and affiliated companies	Registered Office	Currency	Share capital	% held by the Group
Auditel S.r.l.	Milan	euro	0.3	26.67%
Beigua S.r.l.	Rome	euro	0.1	24.50%
BigBang Media S.L. (former Telecinco Factoria de Production, SLU)	Madrid	euro	0.2	15.15%
Boing S.p.A.	Milan	euro	10.0	51.00%
Capitolosette S.r.l.	Milan	euro	2.9	48.96%
Edam Acquisition Holding I Cooperatief U.A.	Amsterdam	euro	1,397.9	20.96%
Fascino Produzione Gestione Teatro S.r.l.	Rome	euro	0.0	50.00%
La Fabrica De La Tele S.L. (former Hormigas Blancas Producciones S.L.)	Madrid	euro	0.0	15.15%
Mediavivere S.r.l.	Milan	euro	0.7	50.00%
Nessma S.A.	Luxembourg	euro	8.1	25.00%
Pegaso Television INC	Miami (Florida)	USD	71.6	17.72%
Premiere Megaplex S.A.	Madrid	euro	0.1	25.25%
Producciones Mandarina S.L.	Madrid	euro	0.0	15.15%
Publieci Television S.A.	Madrid	euro	0.3	25.25%
Sportsnet Media Limited	George Town (Grand Cayman)	USD	0.1	49.00%
Titanus Elios S.p.A.	Rome	euro	29.5	29.68%
Tivù S.r.l.	Rome	euro	1.0	48.25%

Equity investments held as "Available for sale"	Registered Office	Currency	Share capital	% held by the Group
Alba Adriatica S.L.	Madrid	euro	0.1	7.58%
Aprok Imagen S.L.	Madrid	euro	0.3	1.54%
Cinecittà Digital Factory S.r.l.	Rome	euro	6.0	11.25%
Circuito Cinema S.r.l.	Rome	euro	1.1	7.50%
Class CNBC S.p.A.	Milan	euro	0.6	10.90%
Corporación de Medios Radiofónicos Digitales S.A.	Zamudio-Vizcaya (Spain)	euro	6.0	5.05%
Grattacielo S.r.l.	Milan	euro	0.1	10.00%
International Media Services Ltd.	Valletta (Malta)	euro	0.1	99.95%
Kirch Media GmbH & Co. Kommanditgesellschaft auf Aktien	Unterföhring (Germania)	euro	55.3	2.28%
Kulteperalia S.L.	Madrid	euro	8.2	7.58%
Radio e Reti S.r.l.	Milan	euro	1.0	10.00%
Romaintv S.p.A.	Rome	euro	0.8	9.68%
TED - Tv EDucational S.p.A.	Rome	euro	0.1	19.00%
X Content S.r.l. (winding-up)	Rome	euro	0.1	100.00%

(*) Stake held by the Group calculated not considering parent company's treasury shares held by the companies

(**) Income statement consolidated until 30 June 2009

12g3-2(b)

MEDIASET GROUP

Statement concerning the Summary Half-Year Financial Statements

in Compliance with Art. 154-bis of Italian Law Decree 58/98

Statement concerning the Summary Half-Year Financial Statements in Compliance with Art. 154-bis of Italian Law Decree 58/98

1. The undersigned, Mr. Fedele Confalonieri, Chairman of the Board of Directors, and Mr. Andrea Goretti, Senior Executive Manager, responsible for the drafting of the corporate accounting documentation, of the company Mediaset S.p.A., also in compliance with the provisions set out in Art. 154-bis, par. 3 and 4 of Italian Law Decree No.58 of 24 February 1998, hereby declare:

   - the adequacy in relation to the Group's characteristics and
   - the effective application

   of the administrative and accounting procedures for the drafting of a summary financial statements for the first half of 2009.

2. The valuation of the adequacy of the administrative and accounting procedures for the drafting of the summary financial statements as at 30 June 2009 was carried out based on the standards and criteria defined by Mediaset S.p.A. consistently with the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which groups together a set of general principles of reference for internal control generally accepted at the international level.

3. We also hereby declare that:

3.1 the summary half-year financial statements:

   a) have been drafted in compliance with the applicable international accounting principles acknowledged at the EU level pursuant to EC regulation No. 1606/2002 of the EU Parliament and Council of 19 July 2002 and, in particular, IAS 34 – *Interim Financial Reporting,* as well as the provisions set out for the implementation of Art. 9 of Italian Law Decree No. 38/2005;
   b) reflect the accounting books and entries;
   c) provide a true and fair description of the financial position and results of operations of the Company and the businesses included in the consolidation area;

3.2 the half-year report on operations includes references to relevant events that have occurred in the first half of the year, their impact on the summary half year financial statements and a description of the main risks and uncertainties for the remaining six months of the fiscal year under investigation as well as information on the relevant operations with related parties.

Date: 30 July 2009

For the Board of Directors
The Chairman

(Fedele Confalonieri)

The Senior Executive Manager responsible for the drafting of corporate accounting documents

(Andrea Goretti)

12g3-2(b)

ERNST & YOUNG

MEDIASET S.p.A.

Interim Condensed Consolidated Financial Statements as of June 30, 2009

Auditors' review report on the interim condensed consolidated financial statements

12g3-2(b)

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Auditors' review report on the interim condensed consolidated financial statements
(Translation from the original Italian text)

To the Shareholders of
MEDIASET S.p.A.

1. We have reviewed the interim condensed consolidated financial statements, comprising the statement of financial position, the statements of income, the statement of comprehensive income, the statement of changes in equity and cash flows and the related explanatory notes, of Mediaset S.p.A. and its subsidiaries (the "Mediaset Group") as of June 30, 2009. Management of MEDIASET S.p.A. is responsible for the preparation of the interim condensed consolidated financial statements in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this review report based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. Our review consisted mainly of obtaining information on the accounts included in the interim condensed consolidated financial statements and the consistency of the accounting principles applied, through discussions with management, and of applying analytical procedures to the financial data presented in these consolidated financial statements. Our review did not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and was substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements as we expressed on the annual consolidated financial statements.

   With respect to the consolidated financial statements of the prior year and the interim condensed consolidated financial statements of the corresponding period of the prior year, presented for comparative purposes, which have been restated in accordance with IAS 1 (2007), reference should be made to our reports issued on March 31, 2009 and on August 6, 2008, respectively.

3. Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of Mediaset Group as of June 30, 2009 are not prepared, in all material respects, in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Milan, August 5, 2009

Reconta Ernst & Young S.p.A.
Signed by: Alberto Coglia, Partner

This report has been translated into the English language solely for the convenience of international readers

Reconta Ernst & Young S.p.A.
Sede Legale: 00198 Roma - Via Po, 32
Capitale Sociale € 1.402.500,00 i.v.
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Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all'Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n. 10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

12g3-2(b)

MEDIASET SPA

Tabel of equity investments pursuant Art. 125 of CONSOB Regulation No.11971/1999 and subsequent changes

(date of reference: 30 June 2009)

Company name	Country	Total owned stake %	Type of stake ownership	Stakeholder	Stake %
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Alba Adriatica S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Pais VascoS.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I S.p.A.	51.00%
Canal Factoria de Ficción S.A.U.	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Capitolosette S.r.l.	Italy	48.96%	indirectly owned	R.T.I S.p.A.	48.96%
Cinecittà Digital Factory S.r.l.	Italy	15.00%	indirectly owned	Medusa Film S.p.A.	15.00%
Cinematext Media S.A.	Spain	60.00%	indirectly owned	Gestevisión Telecinco S.A.	60.00%
Cinematext Media Italia S.r.l	Italy	100.00%	indirectly owned	Cinematext Media S.A.	100.00%
Class CNBC S.p.A.	Italy	10.90%	indirectly owned	R.T.I S.p.A.	10.90%
Conecta 5 Telecinco, SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Digitalia 08 S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Edam Acquisition Holding I Cooperatief U.A	Holland	33.33%	indirectly owned	Mediacinco Cartera S.L.	33.33%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I S.p.A.	100.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	50.51%	indirectly owned	Mediaset Investimenti S.p.A.	50.10%
			directly owned	Mediaset S.p.A.	0.41%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
International Media Services Ltd.	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Kulteperalia S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
La Fabrica De La Tele S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Med Due S.r.l.	Italy	75.00%	indirectly owned	R.T.I. S.p.A.	75.00%
Mediacinco Cartera S.L.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	75.00%
			indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Mediaset Investment S.a.r.l.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investment Belgium s.p.r.l.	Belgium	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Mediaset Investimenti S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Media Shopping S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Medusa Film S.p.A.	Italy	100.00%	indirectly owned	Med Due S.r.l.	100.00%
Medusa Video S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Nessma SA	Luxembourg	25.00%	indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Pegaso Television INC	USA	35.08%	indirectly owned	Gestevision Telecinco S.A.	35.08%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
Producciones Mandarina S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.U.	50.00%
Publiespaña S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Publieurope Ltd.	United Kingdom	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Sportsnet Media Limited	Cayman Island (United Kingdom Colony)	49.00%	indirectly owned	Mediaset Investment S.a.r.l.	49.00%
Taodue S.r.l.	Italy	100.00%	indirectly owned	Med Due S.r.l.	100.00%
Tivù S.r.l.	Italy	48.25%	indirectly owned	R.T.I. S.p.A.	48.25%
TED - TV Educational S.p.A.	Italy	19.00%	indirectly owned	R.T.I. S.p.A.	19.00%
Telecinco Cinema, SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
BigBang Media S.L. (former Telecinco Factoria de Production, SLU)	Spain	30.00%	indirectly owned	Gestevisión Telecinco S.A.	30.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
Videotime S.p.A.	Italy	98.96%	indirectly owned	R.T.I. S.p.A.	98.96%
X Content S.r.l. in liquidazione	Italy	100.00%	indirectly owned	Medusa Video S.p.A.	100.00%